SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS
CORPORACION

By FEDEX

April 29, 2005

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

To whom it may concern

Attached you could find a copy of the Audited Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter 2004, and unaudited for the First Fiscal Quarter 2005.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (5255) 5229-5844.

If you have any question or comment, do not hesitate to contact me

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**7,741,432**	**100**	**7,855,363**	**100**
2	**ACTIVO CIRCULANTE**	**2,225,783**	**29**	**1,926,770**	**25**
3	EFECTIVO E INVERSIONES TEMPORALES	116,229	2	169,834	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,036,842	13	822,667	10
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	194,859	3	194,628	2
6	INVENTARIOS	499,442	6	420,874	5
7	OTROS ACTIVOS CIRCULANTES	378,411	5	318,767	4
8	**LARGO PLAZO**	**75,010**	**1**	**68,380**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	10,730	0	7,237	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	61,606	1	58,527	1
11	OTRAS INVERSIONES	2,674	0	2,616	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,512,371**	**58**	**4,461,867**	**57**
13	INMUEBLES	1,217,468	16	1,205,754	15
14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,398,337	70	5,110,626	65
15	OTROS EQUIPOS	175,183	2	177,467	2
16	DEPRECIACION ACUMULADA	2,448,919	32	2,129,149	27
17	CONSTRUCCIONES EN PROCESO	170,302	2	97,169	1
18	**ACTIVO DIFERIDO (NETO)**	**928,268**	**12**	**1,067,021**	**14**
19	**OTROS ACTIVOS**	**0**	**0**	**331,325**	**4**
20	**PASIVO TOTAL**	**4,821,095**	**100**	**4,980,628**	**100**
21	**PASIVO CIRCULANTE**	**1,733,576**	**36**	**1,517,841**	**30**
22	PROVEEDORES	855,713	18	603,615	12
23	CREDITOS BANCARIOS	409,598	8	568,126	11
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	0	0
26	OTROS PASIVOS CIRCULANTES	468,265	10	346,100	7
27	**PASIVO A LARGO PLAZO**	**3,026,234**	**63**	**3,348,047**	**67**
28	CREDITOS BANCARIOS	3,022,975	63	3,341,366	67
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	3,259	0	6,681	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**61,285**	**1**	**114,740**	**2**
33	**CAPITAL CONTABLE**	**2,920,337**	**100**	**2,874,735**	**100**
34	**PARTICIPACION MINORITARIA**	**1,815,805**	**62**	**1,953,032**	**68**
35	**CAPITAL CONTABLE MAYORITARIO**	**1,104,532**	**38**	**921,703**	**32**
36	**CAPITAL CONTRIBUIDO**	**2,297,383**	**79**	**2,291,426**	**80**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	27,942	1	21,984	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	937,964	32	937,965	33
39	PRIMA EN VENTA DE ACCIONES	1,331,477	46	1,331,477	46
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,192,851)**	**(41)**	**(1,369,723)**	**(48)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,651,312	194	5,715,098	199
43	RESERVA PARA RECOMPRA DE ACCIONES	540,508	19	540,508	19
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(7,398,220)	(253)	(7,683,693)	(267)
45	**RESULTADO NETO DEL EJERCICIO**	13,549	0	58,364	2

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

FILE No. 82-2807

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**116,229**	**100**	**169,834**	**100**
46	EFECTIVO	116,229	100	169,834	100
47	INVERSIONES TEMPORALES	0	0	0	0
18	**CARGOS DIFERIDOS**	**928,268**	**100**	**1,067,021**	**100**
48	GASTOS AMORTIZABLES (NETO)	179,080	19	212,869	20
49	CREDITO MERCANTIL	410,027	44	446,403	42
50	IMPUESTOS DIFERIDOS	312,088	34	388,182	36
51	OTROS	27,073	3	19,567	2
21	**PASIVO CIRCULANTE**	**1,733,576**	**100**	**1,517,841**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,453,184	84	1,296,803	85
53	PASIVOS EN MONEDA NACIONAL	280,392	16	221,038	15
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**468,265**	**100**	**346,100**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	3,259	1	6,618	2
58	OTROS PASIVOS CIRCULANTES SIN COSTO	465,006	99	339,482	98
27	**PASIVO A LARGO PLAZO**	**3,026,234**	**100**	**3,348,047**	**100**
59	PASIVO EN MONEDA EXTRANJERA	3,026,234	100	3,348,047	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**3,259**	**100**	**6,681**	**100**
63	OTROS CREDITOS CON COSTO	3,259	100	6,681	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**61,285**	**100**	**114,740**	**100**
68	RESERVAS	61,285	100	114,740	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,398,220)**	**100**	**(7,683,693)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(121,872)	(2)	(121,872)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,276,348)	(98)	(7,561,821)	(98)

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	492,207	408,929
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	94,562	13,447
74	NUMERO DE FUNCIONARIOS (*)	18	19
75	NUMERO DE EMPLEADOS (*)	1,101	1,127
76	NUMERO DE OBREROS (*)	4,575	4,737
77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	227,957,568
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**1,699,123**	**100**	**1,562,367**	**100**
2	COSTO DE VENTAS	1,425,232	84	1,276,297	82
3	**RESULTADO BRUTO**	**273,891**	**16**	**286,070**	**18**
4	GASTOS DE OPERACION	186,105	11	195,540	13
5	**RESULTADO DE OPERACION**	**87,786**	**5**	**90,530**	**6**
6	COSTO INTEGRAL DE FINANCIAMIENTO	57,464	3	(37,112)	(2)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**30,322**	**2**	**127,642**	**8**
8	OTRAS OPERACIONES FINANCIERAS	14,090	1	35,228	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**16,232**	**1**	**92,414**	**6**
10	PROVISION PARA IMPUESTOS Y P.T.U.	23,410	1	53,032	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(7,178)**	**0**	**39,382**	**3**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	191	0	2,226	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(6,987)**	**0**	**41,608**	**3**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	(22,624)	(1)	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**15,637**	**1**	**41,608**	**3**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(33,844)	(2)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**15,637**	**1**	**75,452**	**5**
19	PARTICIPACION MINORITARIA	2,088		17,088	1
20	**RESULTADO NETO MAYORITARIO**	**13,549**	**1**	**58,364**	**4**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**1,699,123**	**100**	**1,562,367**	**100**
21	NACIONALES	524,697	31	383,526	25
22	EXTRANJERAS	1,174,426	69	1,178,841	75
23	CONVERSION EN DOLARES (***)	151,397	9	135,727	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**57,464**	**100**	**(37,112)**	**100**
24	INTERESES PAGADOS	85,581	149	82,645	223
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	2,855	5	2,362	6
27	GANANCIA EN CAMBIOS	4,605	8	64,402	174
28	RESULTADO POR POSICION MONETARIA	(20,657)	(36)	(52,993)	(143)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**14,090**	**100**	**35,228**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	14,090	100	35,228	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**23,410**	**100**	**53,032**	**100**
32	I.S.R.	12,732	54	11,206	21
33	I.S.R. DIFERIDO	4,233	18	33,888	64
34	P.T.U.	6,129	26	7,753	15
35	P.T.U. DIFERIDA	316	1	185	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	1,796,060	1,613,312
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	6,910,209	5,851,064
39	RESULTADO DE OPERACION (**)	280,019	393,607
40	RESULTADO NETO MAYORITARIO (**)	(106,804)	107,748
41	RESULTADO NETO (**)	(92,041)	127,824

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: **1** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,699,123**	**100**	**1,562,367**	**100**
2	COSTO DE VENTAS	1,425,232	84	1,276,297	82
3	**RESULTADO BRUTO**	**273,891**	**16**	**286,070**	**18**
4	GASTOS DE OPERACION	186,105	11	195,540	13
5	**RESULTADO DE OPERACION**	**87,786**	**5**	**90,530**	**6**
6	COSTO INTEGRAL DE FINANCIAMIENTO	57,464	3	(37,112)	(2)
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**30,322**	**2**	**127,642**	**8**
8	OTRAS OPERACIONES FINANCIERAS	14,090	1	35,228	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**16,232**	**1**	**92,414**	**6**
10	PROVISION PARA IMPUESTOS Y P.T.U.	23,410	1	53,032	3
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(7,178)**	**0**	**39,382**	**3**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	191	0	2,226	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(6,987)**	**0**	**41,608**	**3**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	(22,624)	(1)	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**15,637**	**1**	**41,608**	**3**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	(33,844)	(2)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**15,637**	**1**	**75,452**	**5**
19	PARTICIPACION MINORITARIA	2,088		17,088	1
20	**RESULTADO NETO MAYORITARIO**	**13,549**	**1**	**58,364**	**4**

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: **1** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,699,123**	**100**	**1,562,367**	**100**
21	NACIONALES	524,697	31	383,526	25
22	EXTRANJERAS	1,174,426	69	1,178,841	75
23	CONVERSION EN DOLARES (***)	151,397	9	135,727	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**57,464**	**100**	**(37,112)**	**100**
24	INTERESES PAGADOS	85,581	149	82,645	223
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	2,855	5	2,362	6
27	GANANCIA EN CAMBIOS	4,605	8	64,402	174
28	RESULTADO POR POSICION MONETARIA	(20,657)	(36)	(52,993)	(143)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**14,090**	**100**	**35,228**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	14,090	100	35,228	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**23,410**	**100**	**53,032**	**100**
32	I.S.R.	12,732	54	11,206	21
33	I.S.R. DIFERIDO	4,233	18	33,888	64
34	P.T.U.	6,129	26	7,753	15
35	P.T.U. DIFERIDA	316	1	185	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**15,637**	**75,452**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	101,980	123,875
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**117,617**	**199,327**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(107,567)	(27,420)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**10,050**	**171,907**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(54,385)	(170,804)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(54,385)**	**(170,804)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(9,670)**	**(12,018)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(54,005)	(10,915)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	170,234	180,749
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	116,229	169,834

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**101,980**	**123,875**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	83,171	92,599
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	18,809	31,276
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(107,567)**	**(27,420)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(158,247)	(113,002)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	92,058	41,395
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(34,497)	114,654
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(5,722)	10,353
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(1,159)	(80,820)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(54,385)**	**(170,804)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(34,135)	(112,080)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(89,627)	(58,724)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	69,377	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(9,670)**	**(12,018)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(9,670)	(12,018)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	0.92	%	4.83	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(9.67)	%	11.69	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(1.19)	%	1.63	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	132.10	%	70.23	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.89	veces	0.74	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.53	veces	1.31	veces
8	ROTACION DE INVENTARIOS (**)	11.62	veces	11.09	veces
9	DIAS DE VENTAS POR COBRAR	48	dias	41	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.47	%	8.63	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	62.28	%	63.40	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.65	veces	1.73	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	92.91	%	93.26	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	67.07	%	75.04	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	1.03	veces	1.10	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.43	veces	1.17	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.28	veces	1.27	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.00	veces	0.99	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.46	veces	0.39	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	6.70	%	11.19	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	6.92	%	12.76	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(6.33)	%	(1.76)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.12	veces	2.08	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(.37)	$	.43
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.56
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(.73)	$	(.75)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	(.06)	$	(.97)
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	(.36)	$	(.44)
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	3.81	$	4.04
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.80 veces		.85 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(8.29) veces		7.68 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $83,171 EN 2005 Y $ 92,599 EN 2004 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Los cálculos del anexo de Datos por Acción se realiza con información de los últimos doce meses, y el número de acciones que se toman para el cálculo son 289,729,708 acciones en circulación a la fecha de los estados financieros.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 1.7 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SANLUIS Corporación, S.A. de C.V. y Subsidiarias
Resultados al 1er. trimestre del año 2005
(Cifras en millones de dólares)

México, D.F., 28 de abril de 2005. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), empresa industrial mexicana dedicada a la manufactura de autopartes, informa sus resultados obtenidos en el primer trimestre de 2005.

" Las ventas se ubicaron en U$ 151.4 millones en los primeros tres meses del año, 12% superiores al mismo periodo del año anterior.

" La UAFIRDA (utilidad de operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de U$ 15.2 millones en el primer trimestre, 4% menos que en el mismo periodo del año anterior y 16% superior al cuarto trimestre de 2004,

" El margen de UAFIRDA respecto a ventas en el primer trimestre pasó de 11.7% en 2004 a 10.0% en 2005, porcentaje similar al del último trimestre de 2004.

Operaciones

" Las ventas del negocio de Suspensiones (82% del volumen total) fueron de US$124.7 millones, encontrándose 22% por encima del año pasado.
" En el negocio de Frenos (18% del volumen total) las ventas están 21% por debajo de los niveles del año anterior con un total de US$26.7 millones.

Resultados Consolidados al 1er. trimestre del año 2005 (Millones dlls)

SANLUIS Corporación, S.A. de C.V
Resultados Consolidados

	2004				Total 2004	2005	Últimos 12 meses
Trimestre #	1	2	3	4		1	
Ventas por División							
- Suspensiones	101.8	116.1	111.7	123.3	452.9	124.7	475.8
- Frenos	33.9	35.2	29.1	29.1	127.3	26.7	120.1
Total Ventas	135.7	151.3	140.8	152.4	580.2	151.4	595.9
Uafirda	15.9	15.4	12.7	13.1	57.1	15.2	56.4
Margen (Uafirda/Vtas.)	12%	10%	9%	9%	10%	10%	9%

Los resultados consolidados de SANLUIS Corporación, S.A. de C.V. y Subsidiarias (SANLUIS) al cierre del primer trimestre del presente año, a pesar de continuar reportando niveles de venta muy satisfactorios aún arrojan utilidades de operación inferiores a las del mismo período del año anterior

(aunque superiores ya a las del último semestre de 2004), debido al impacto que producen tanto la importante alza en los precios del acero a nivel internacional (+37% en los últimos doce meses, que ha sido absorbida parcialmente por la empresa a través de las mayores productividades en planta y menores gastos de operación), y los menores volúmenes de venta en algunas plataformas de camiones ligeros en la región norteamericana debido a que a fines del año pasado se presentaron excesos en los niveles de inventario a lo largo de la cadena de distribución que se han ido nivelando durante el primer trimestre del presente, lo que se reflejó en menores niveles de producción en las plantas armadoras

A pesar de ello, las ventas del negocio de Suspensiones son superiores en prácticamente todas las líneas de producto; sin embargo, en el negocio de Frenos la elevada concentración en ventas de plataformas que ya están llegando al final de su ciclo de producción y el lento arranque de aquellas plataformas que las sustituirán, magnifican los efectos de la menor demanda a que nos referimos en el párrafo anterior.

La menor UAFIRDA consolidada reportada contra el primer trimestre del año anterior es aún reflejo de los mayores costos del acero y, en menor grado, de la energía (gas natural y electricidad) que han afectado mayoritariamente al negocio de Suspensiones en la región Nafta (64% de la venta consolidada) y a Frenos, ya que el negocio de Suspensiones-Brasil reporta UAFIRDAS superiores a las del año anterior derivado de su excelente posición en un mercado con elevados niveles de crecimiento. Los mayores costos del acero (que representa el 58% de los costos totales en el negocio de Suspensiones) comienzan a ser compensados con los mayores volúmenes de venta, menores gastos fijos de planta y mayores productividades.

Como se puede observar, el mantener niveles de venta superiores al año anterior con una mezcla hacia productos con mayor valor agregado, con mayor productividad en las plantas y menores gastos de operación, ha hecho posible compensar parcialmente y de manera paulatina el efecto negativo de los precios del acero. Sin embargo, aún no ha sido posible regresar a los niveles de rentabilidad que tuvimos al inicio de 2004.

A pesar de la menor UAFIRDA, y debido a la revaluación del tipo de cambio peso/dólar durante el primer trimestre del año se ha generado una utilidad cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que aunado con las ganancias monetarias sobre la posición pasiva neta de la empresa, producen finalmente una utilidad neta de US$ 1.2 millones contra la utilidad de US$ 5.1 millones reportada en el mismo periodo del año pasado.

En términos de generación de efectivo, se refleja en un mayor nivel de efectivo disponible debido a un adecuado manejo del Capital de Trabajo a través del cual se han ido reduciendo los inventarios de materia prima con que la empresa terminó el año anterior, racionalizando compras, recuperando rápidamente la cobranza que quedó pendiente con algunos clientes al cierre del año pasado, difiriendo inversiones en activo fijo
Al cierre del trimestre, la empresa se encuentra al corriente en el cumplimiento de las obligaciones derivadas de sus contratos de crédito reestructurados en 2002.

SANLUIS

SANLUIS, es un negocio dedicado a la producción de componentes para suspensiones y frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (multihoja y parabólicas), resortes, barras de torsión, bujes hule-metal, y barras de cajuela. En el negocio de Frenos se producen: discos y tambores.

SANLUIS Rassini tiene una participación del 92% en el mercado de muelles para camiones ligeros en la región NAFTA (Estados Unidos, México y Canadá). En el negocio de Frenos, dentro del mercado norteamericano, SANLUIS Rassini tiene una participación del 12% en el segmento de discos y tambores para frenos de vehículos ligeros. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Co., Daimler-Chrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE MARZO DE 2005 Y DE 2004

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de marzo de 2005, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (80% en 2005) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co - Inter, S. A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S. A. de C. V.	100
SANLUIS Rassini Autopartes, S. A.de C. V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S. A. de C. V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S. A. de C. V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	49.9
Rassini Torsion Bars, S. A. de C. V.	Manufactura y venta de barras de Torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS Developments, LLC	100
SANLUIS Developments, LLC	Tenedora de Fundimak, S. A. de C. V.	47.6
Fundimak, S. A. de C. V. y subsidiarias (Rassini Frenos, S. A. de C. V. e Inmobiliaria Rassini, S. A. de C. V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6

Asociada:

Brembo Rassini, S. A. de C. V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

SANLUIS Developments, LLC

El 20 de septiembre de 2000 J.P. Morgan and Partners (JPM) y American Industrial Partners Capital Fund III, L. L. P. (AIP) adquirieron mediante un pago en efectivo de US$56.3 millones 522,302 Unidades Clase "B" de SANLUIS Developments, LLC, las cuales pueden ser adquiridas por SANLUIS antes del 20 de septiembre de 2005, mediante pago en efectivo (en dólares) o, sujeto a ciertas condiciones, a través de una combinación de pago en efectivo y entrega de una porción de acciones de SANLUIS. En caso contrario JPM y AIP pueden requerir que SANLUIS Developments, LLC, realice una oferta pública de acciones o sea puesta a la venta.

En 2002 JPM y AIP efectuaron un aumento de capital en SANLUIS Developments, LLC, por $54,514 (US$5.2 millones). La participación de JPM y AIP en SANLUIS Developments, LLC, es del 52.4%; sin embargo, SANLUIS Investments, LLC, tiene el control y la administración de aquella por mantener el 51% de las acciones con derecho a voto.

Venta de activos no estratégicos

En junio de 2002 la compañía vendió su inversión en Minas Luismin, S. A. de C. V. y algunos proyectos mineros en exploración a Wheaton River Minerals Ltd. (actualmente Goldcorp Inc.) recibiendo un pago en efectivo de US$75 millones, 9,084,090 acciones comunes de Wheaton River Minerals Ltd.; así como el derecho a recibir un pago contingente representado por 11,355,113 acciones, en caso de que el precio promedio de la plata se mantuviera como mínimo en US$5 por onza durante un período de sesenta días consecutivos entre junio de 2002 y junio de 2004. A principios de octubre de 2003 se cumplieron las condiciones para que la compañía ejerciera su derecho y recibió las acciones correspondientes, las cuales se clasificaron en el balance general como operaciones discontinuadas con la finalidad de identificar claramente en los estados financieros las operaciones remanentes del negocio minero, registrando una ganancia por este concepto que se muestra en el estado de resultados de 2003, neta del impuesto sobre la renta diferido correspondiente. Durante 2004 la compañía continuó la desinversión de estos y otros activos relacionados con este negocio, los cuales se encuentran registrados como un activo circulante en los renglones S07 en marzo 2005 y S07 y S19 en marzo 2004

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación.

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA), emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las

siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima y materiales. Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo el cual se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

f. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro su valor en libros se ajusta a su valor estimado de realización.

g. Revisión del valor en libros de los activos de larga duración

A partir del 1 de enero de 2004 entraron en vigor las disposiciones establecidas en el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP en marzo de 2003. La adopción de este boletín no tuvo impacto en los resultados y situación financiera de la compañía, ya que ésta evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excediera el valor descontado se reconocería una pérdida de valor.

h. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. De conformidad con el Boletín B-7 "Adquisiciones de Negocios", a partir del 1 de enero de 2005 el crédito mercantil existente dejó de amortizarse y se evaluará su recuperabilidad anualmente a través de pruebas de deterioro.

i. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

j. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda.

k. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de

aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

l. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de marzo de 2005 y de 2004 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la (pérdida) utilidad de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (véase Nota 5a.).

n. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos", el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto a nivel consolidado se clasificó después de operaciones entre accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC (véase Nota 8b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

o. Utilidad integral

La utilidad (pérdida) integral está representada por la (pérdida) utilidad

neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC

p. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

q. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

r. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 entraron en vigor las disposiciones del Boletín B-7 "Adquisiciones de Negocios", emitido por el IMCP. Este boletín establece reglas más precisas y actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas, adopta el método de compra como regla única de valuación para la adquisición de negocios, modifica el tratamiento contable del crédito mercantil y elimina su amortización, sujetándolo a las reglas de deterioro. Los efectos de adoptar este boletín en lo relativo a la amortización del crédito mercantil se mencionan en la Nota 2h.

El Boletín B-7 también complementa el tratamiento contable de los activos intangibles reconocidos en una adquisición de negocios y da reglas específicas en la adquisición del interés minoritario y para transferencias de activos o intercambio de acciones entre entidades bajo control común. La adopción de este boletín no tuvo ninguna repercusión en los resultados y situación financiera de la compañía ya que las políticas contables utilizadas actualmente son consistentes con el tratamiento establecido en el Boletín B-7.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$)

Al 31 de marzo de 2005 el tipo de cambio fue de $11.1898 por dólar americano ($10.9915 al 31 de marzo de 2004). La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo, cuenta con una cobertura natural, ya que el 80% de ventas están denominadas en esta moneda.

NOTA 4 - DEUDA A CORTO Y LARGO PLAZOS:

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de marzo de 2005 la deuda del Grupo Suspensiones asciende a $2,334,685 (US$208.6 millones) y se divide en un Bloque "A" por $1,703,880 (US$152.3 millones) y un Bloque "B" por $630,805 (US$56.3 millones). El Bloque "A" se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en diciembre de 2008. El Bloque "B" es pagadero totalmente en diciembre de 2008.

Este financiamiento causa intereses a la "Eurodollar Rate" más un margen de 3.5% hasta diciembre de 2006. En lo sucesivo, el margen aplicable será de 5.5%, a menos que la compañía prepague el saldo principal en diciembre de 2006.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

Como resultado de la escasez mundial de acero el precio de éste ha experimentado incrementos sin precedentes durante los dos últimos años lo que ha aumentado significativamente los costos de la compañía. Esto motivó que al 31 de diciembre de 2004 el Grupo Suspensiones no cumpliera con la razón financiera de "Deuda total a EBITDA" (como se define en el RCA), sin embargo, el 31 de marzo de 2005, se obtuvo de los bancos acreedores el consentimiento para dispensar dicho incumplimiento por los trimestres terminados el 31 de diciembre 2004 y 31 de marzo 2005 a cambio de ciertos compromisos de apoyo financiero de SANLUIS al Grupo Suspensiones, que no afectarían la situación financiera consolidada de SANLUIS.

La compañía y sus bancos acreedores están efectuando un análisis de los términos y condiciones del RCA, con el propósito de adecuarlos a las actuales circunstancias de la industria en la que participa, esperando concluir este proceso en junio de 2005.

Eurobonos y Europapel Comercial

En diciembre de 2002 la compañía concluyó la reestructuración de una emisión de Eurobonos por US$200 millones y de su programa de Europapel Comercial por US$77.5 millones, logrando la aceptación del 94% de los tenedores de los Eurobonos y del 75% de los tenedores de Europapel Comercial. Durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado aceptaron hacerlo en términos y condiciones similares al resto de sus acreedores, por lo que la compañía adquirió deuda a descuento por $176,646 (US$15.6) y $12,207 (US$1.1) en cada uno de esos años, al 31 de marzo de 2005 no se había adquirido deuda a descuento.

La deuda no reestructurada de los tenedores de Eurobonos asciende a $81,249 (US$7.3 millones), y se refleja en los estados financieros consolidados adjuntos como una obligación a plazo mayor de un año para adecuar su vencimiento a los acuerdos y términos de reestructura alcanzados con la mayoría de los tenedores, los cuales son obligatorios para todos los tenedores

de Eurobonos, conforme al documento original de emisión. La deuda no reestructurada correspondiente al Europapel Comercial por $78,104 (US$7.0 millones) y se presenta en los estados financieros consolidados como una obligación a corto plazo.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de marzo de 2005 el saldo principal de estas obligaciones, incluyendo los intereses capitalizados por el principal asciende a $655,669 (US$58.6 millones).

Crédito simple y revolvente de Fundimak

El 28 de junio de 2004 Fundimak obtuvo una línea de crédito de Comerica Bank México, S. A. que incluye un crédito simple a plazo determinado hasta por US$25 millones y un crédito revolvente hasta por US$15 millones, este último no ha sido ejercido.

Al 31 de marzo de 2005 Fundimak había ejercido la totalidad del crédito simple, el cual causa intereses a la tasa LIBOR más 2.75 puntos y es pagadero en 20 amortizaciones trimestrales de US$1.25 millones, más intereses sobre saldos insolutos, a partir de septiembre de 2004.

Las disposiciones que se realicen del crédito revolvente serán exigibles 90 días posteriores a su fecha de ejercicio y causarán intereses a la tasa resultante de adicionar a la LIBOR 2.25 puntos.

Tanto el crédito simple como el revolvente están garantizados con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos, S. A. de C. V. (Rassini Frenos) e Inmobiliaria Rassini, S. A. de C. V., en su carácter de obligados solidarios. Este financiamiento requiere que Fundimak cumpla ciertas razones financieras, las cuales se cumplen al 31 de marzo de 2005.

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

a. Reestructura accionaria

Al 31 de diciembre de 2003 las acciones autorizadas y suscritas (por series) del capital social de la compañía eran como se muestra a continuación:

Número de acciones

Serie	Autorizadas	En tesorería	Recompradas	Suscritas y en circulación
"A"	108,874,950	(1,210,500)		107,664,450
"B"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
"C"	54,437,472	(10,835,766)	(3,504,000)	40,097,706

"D"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
	272,187,366	(33,717,798)	(10,512,000)	227,957,568

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derechos de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" eran de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tenían derecho a recibir un dividendo preferente anual acumulativo de $.0048 por acción, equivalente al 5% del valor teórico de las acciones.

Para efectos de cotización en el mercado de valores de México, la compañía había emitido Certificados de Participación Ordinarios (CPOs), representados por una acción Serie "B", una Serie "C" y una "D". Las acciones de la Serie "A" cotizaban por separado.

En Asambleas Especiales de Accionistas de las Series "A", "B","C" y "D" y en Asamblea General Extraordinaria de Accionistas celebradas el 26 de noviembre de 2004 se autorizó llevar a cabo la reestructuración del capital social de SANLUIS como se describe a continuación:

1. Cancelar las 33,717,798 acciones que se mantenían en la Tesorería de la Sociedad pendientes de suscripción y pago.

2. Cancelar las 10,512,000 acciones que habían sido recompradas.

3. Llevar a cabo el pago del dividendo preferente anual acumulado devengado a partir del año 1998 y hasta noviembre de 2004, a que tenían derecho las acciones en circulación de la Serie "D" por una cantidad total acumulada de $1,353, equivalente a $0.034 por acción, previamente a su conversión en acciones de la Serie "A".

4. Convertir anticipadamente las 40,097,706 acciones de la Serie "D" en igual número de acciones de la Serie "A".

5. Modificar la composición de los CPOs que cotizaban en el mercado, con el fin de que en lo sucesivo las 147,762,156 acciones de la Serie "A", que incluyen las 40,097,706 nuevas acciones de dicha serie provenientes de la conversión de las acciones de la Serie "D", coticen en el mercado en forma independiente, pero ahora bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "A" (CPOs - A), y las acciones de las Series "B" y "C" coticen en el mercado bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "B" ordinaria con derechos de voto pleno y una acción de la Serie "C" sin derecho de voto (CPOs - BC).

6. Aumentar la parte fija del capital social en $5,957, a pagarse mediante la capitalización de dicha suma de la cuenta de utilidades acumuladas pendientes de distribuir, emitiéndose para representar dicho aumento 30,886,070 nuevas acciones de la Serie "B" y 30,886,070 nuevas acciones de la Serie "C", las cuales se entregaron a los accionistas a razón de 0.1354904567 de acción Serie "B" y de 0.1354904567 de acción Serie "C" por cada una de las acciones de la Sociedad en circulación de que eran tenedores; en el concepto de que dichas nuevas acciones de la Serie "B" y de la Serie "C" se entregaron a los accionistas integradas en CPOs, a razón de un nuevo CPO por cada 7.380594811 acciones en circulación de que los accionistas eran tenedores.

Después de estos acuerdos, el capital social al 31 de diciembre de 2004 está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
"A"	147,762,156
"B"	70,983,776
"C"	70,983,776
	289,729,708

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie "B" de SISA, si la compañía no liquidara el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurriera algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de marzo de 2005 el saldo del principal asciende a $870,057 (véase Nota 2n.).

c. Disposiciones fiscales en relación al pago de dividendos

En caso de pagarse dividendos con cargo a utilidades acumuladas que provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), no se causará un impuesto, de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). Los dividendos preferentes mencionados en el inciso a.3. de esta nota estuvieron exentos por provenir de la CUFIN.

En caso de reducción de capital, se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de aportación, utilidad fiscal neta y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR.

NOTA 6 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2005 está representado por los impuestos causados por sus subsidiarias ubicadas en Brasil y Estados Unidos de América que no participan en la consolidación fiscal.

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. A partir de 2005 la participación consolidable para efectos fiscales es del 100%.

Adicionalmente, las modificaciones a la LISR incluyeron:

1. Reducir la tasa del ISR del 33% que aplicó para 2004 a 30% en 2005, y anualmente se reducirá en 1% hasta llegar a 28% en 2007.

2. A partir de 2005 la deducción fiscal de los inventarios a través de las compras cambió por la deducción del costo de ventas. Esto implica que la compañía optó por deducir en 2005 el costo de las existencias al 31 de diciembre de 2004, siempre y cuando acumule en un período de cuatro a doce años el valor fiscal de dicho inventario, determinado con base en las reglas contenidas en la misma ley, disminuido, en su caso, de las pérdidas fiscales pendientes de amortizar al 31 de diciembre de 2004.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 7 MERCADO

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá.

Tres de los clientes de la compañía representan el 77% de sus ventas netas al 31 de marzo de 2005. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,067,533,847	99.99	1,281,687	618,406
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	589,311
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	384,048,808	99.99	701,105	1,855,047
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,570,288**	**3,062,764**
ASOCIADAS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	61,606
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**8,495**	**61,606**
OTRAS INVERSIONES PERMANENTES					**2,674**
TOTAL					**3,127,044**

OBSERVACIONES

FILE No. 82-2867

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
HSBC Bank plc.	20/09/2001		0	0	0	0	0	0	0	0	78,104	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	81,249	0
RCA (Reestructured Credit Ag	31/12/2008	6.51	0	0	0	0	0	0	0	0	179,037	67,139	290,935	324,504	1,473,070	0
Emisión de obligaciones Nota	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	655,668
Comerica	27/06/2009	5.72	0	0	41,962	13,987	55,949	55,949	55,949	27,975	0	0	0	0	0	0
Préstamos Brasil	15/05/2008	12.00	0	0	0	0	0	0	0	0	1,349	28,020	1,057	573	97	0
TOTAL BANCARIOS			0	0	41,962	13,987	55,949	55,949	55,949	27,975	258,490	95,159	291,992	325,077	1,554,416	655,668
PROVEEDORES																
PROVEEDORES																
SUMITOMO CANADA LIMITED	28/06/2005		0	0	0	0	0	0	0	0	229,204	0	0	0	0	0
GE CAPITAL	01/04/2005		0	0	105,066	0	0	0	0	0	0	0	0	0	0	0
CIA SIDERURGICA DE CALIFORNI	27/09/2005		0	0	145,506	0	0	0	0	0	0	0	0	0	0	0
STELCO INC	05/09/2005		0	0	0	0	0	0	0	0	30,606	0	0	0	0	0
MONROE DE MEXICO, S.A. de C.	27/05/2005		0	0	7,956	0	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO	27/05/2005		0	0	5,048	0	0	0	0	0	0	0	0	0	0	0
COOPER INDUSTRIAL PRODUCTS	15/05/2005		0	0	0	0	0	0	0	0	3,453	0	0	0	0	0
MAQUINADOS Y TROQUELADOS REG	27/05/2005		0	0	3,442	0	0	0	0	0	0	0	0	0	0	0
ACEROS VILLARES	14/04/2005		0	0	0	0	0	0	0	0	49,632	0	0	0	0	0
GERDAU	21/04/2005		0	0	0	0	0	0	0	0	34,898	0	0	0	0	0
HYLSA PUEBLA, S.A. de C.V.	30/04/2005		0	0	10,395	0	0	0	0	0	0	0	0	0	0	0
TIMKEN DE MEXICO, S.A. de C.	15/04/2005		0	0	6,241	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			48,503	0	74,871	0	0	0	0	0	100,892	0	0	0	0	0
TOTAL PROVEEDORES			48,503	0	358,525	0	0	0	0	0	448,685	0	0	0	0	0

FILE No. 82-2867

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS	28/12/2006		231,889	0	236,376	0	3,259	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			231,889	0	236,376	0	3,259	0	0	0	0	0	0	0	0	0
TOTAL			280,392	0	636,863	13,987	59,208	55,949	55,949	27,975	707,175	95,159	291,992	325,077	1,554,416	655,668

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.1898 PESOS POR DÓLAR AMERICANO

Como se menciona en la nota 4 a los estados financieros, la compañía entró en un programa de reestructura la cual concluyó en diciembre 2002, dentro de la cual se incluyó un programa de Europapel Comercial por US$ 77.5 millones, donde se logró la aceptación del 75% de los tenedores, durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado, aceptaron hacerlo en los mismos términos y condiciones. Este instrumento se considera a corto plazo por las características y condiciones de su emisión original, donde los plazos eran de 90 a 180 días, con cobro de intereses en forma anticipada, la deuda no reestructurada por $ 78,104 miles (US$ 7.0 millones) fue la parte de los tenedores que no se incorporaron a dicha reestructura.

Se incluyen los pasivos de los principales proveedores, considerando el saldo al 31 de marzo de 2005, con vencimientos de acuerdo a las condiciones actuales con cada uno de ellos, haciéndose revolventes con el transcurso del tiempo, dependiendo del volumen de operaciones que mantengan las compañías del grupo.

El saldo de otros pasivos se integra principalmente por provisiones de gastos de operación, prestaciones al personal, prestación de servicios e intereses que se van devengando en el transcurso del tiempo, los cuales se van haciendo revolventes y son pagados conforme su exigibilidad la cual es muy variable, incluye Cupon Cero por $6,518 miles de pesos con vencimientos trimestrales.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**117,169**	**1,311,098**	**11,795**	**131,984**	**1,443,082**
PASIVO	**383,305**	**4,289,102**	**17,008**	**190,316**	**4,479,418**
CORTO PLAZO	112,859	1,262,868	17,008	190,316	1,453,184
LARGO PLAZO	270,446	3,026,234	0	0	3,026,234
SALDO NETO	**(266,136)**	**(2,978,004)**	**(5,213)**	**(58,332)**	**(3,036,336)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.1898 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.6684

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,360,573	4,924,543	3,563,971	0.00	0
FEBRERO	1,870,083	4,757,071	2,886,988	0.33	9,527
MARZO	1,936,652	4,567,610	2,630,958	0.42	11,050
ACTUALIZACION:	0	0	0	0.00	80
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**20,657**

OBSERVACIONES

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,165	78
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	5,740	57
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	88
RASSINI	FABRICACION Y VENTA DE BARRAS	4,122	52
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	4,200	90
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,500	60
BYPASA (1)	FABRICACION Y VENTA DE BUJES	44,000	55
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	54,000	92
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	3,200	93
RASSINI CHASSIS SYSTEM (1)	FABRICACION Y VENTA DE RESORTES	4,000	45

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
SOLERA	CIA. SIDERURGICA DE CALIFORNI		NORAMBAR		56.30
	ACEROS VILLARES (BRASIL)		SLATER STEELS INC.		
	GERDAU (BRASIL)				
BARRA REDONDA	CIA. SIDERURGICA DE CALIFORNI		NORAMBAR		
	ACEROS VILLARES (BRASIL)		ASCOMETAL ALLEVARD		
	GERDAU (BRASIL)				
CHATARRA DE 1a. AUTOMOTRIZ	HYLSA PUEBLA				26.90

OBSERVACIONES

FILE No 82-2867

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **1** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES	2,172,698	778,405	125,898	83,886		RASSINI	ARMADORAS AUT(
(PZAS) BARRAS DE TORSION PIEDRAS N.	492,479	46,522	276,720	22,112		RASSINI	ARMADORAS AUT(
(PZAS) RESORTES HELICOIDALES	753,763	93,029	373,979	46,741		RASSINI	ARMADORAS AUT(
(PZAS) DISCOS TAMBORES, ROTORES RASSINI FRENOS	1,739,184	246,649	671,371	58,261		RASSINI	ARMADORAS AUT(
(TONS) BRASIL	14,127	253,273	14,023	313,697		RNA	
TOTAL		1,417,878		524,697			

FILE No.82-2867

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **1** AÑO: **2005**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES			1,971,753	847,597	E.U.A. Y CANADA	RASSINI	ARMADORAS AUT(
(PZAS) BARRAS DE TORSION PIEDRAS N.			226,713	30,928	E.U.A.	RASSINI	ARMADORAS AUT(
(PZAS) RESORTES HELICOIDALES			404,336	46,214	E.U.A.	RASSINI	ARMADORAS AUT(
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			1,067,813	240,837	E.U.A.	RASSINI	ARMADORAS AUT(
(TONS) BRASIL				8,850		RNA	ARMADORAS AUT(
TOTAL				1,174,426			

OBSERVACIONES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como exportación.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: 1 AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		11	147,762,156		147,762,156		14,250	
B		11	70,983,776			70,983,776	6,846	
C		11	70,983,776			70,983,776	6,846	
TOTAL			**289,729,708**	**0**	**147,762,156**	**141,967,552**	**27,942**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
289,729,708

PROPORCION DE ACCIONES POR :

CPO's : VER OBSERVACIONES AL ANEXO
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

LAS ACCIONES DE LAS SERIES 'B' y 'C' NO COTIZAN INDIVIDUALMENTE, ESTAS SERII SE INTEGRAN EN 70,983,776 CPO'S LOS CUALES SE PODRAN IDENTIFICAR COMO CPO'S-BC Y COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' Y UNA 'C'.

LAS ACCIONES DE LA SERIE 'A' COTIZAN INDIVIDUALMENTE. LA TENENCIA DE DICHAS ACCIONES SE REALIZA A TRAVÉS DE "CPOs-A" QUE REPRESENTAN CADA UNO DE ELLOS l ACCIÓN "A".

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **1** AÑO: ***2005***
SANLUIS CORPORACION , S. A. DE C. V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NINGUNO DE IMPORTANCIA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.8937	2.6684
Tipo de cambio promedio	2.9078	2.6654

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.9915	11.1898
Tipo de cambio promedio	10.9884	11.1794

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de marzo de 2005 y 2004 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importante.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS FECHA: 28/04/2005 12:39

SANLUIS CORPORACION , S. A. DE C. V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
DIRECCION DE INTERNET:	www.sanluisrassini.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO FISCAL:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

FILE No. 82-2867

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800

CLAVE DE COTIZACION: SANLUIS FECHA: 28/04/2005 12:39
SANLUIS CORPORACION , S. A. DE C. V.

FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE CONTROL DE GESTION
NOMBRE:	C.P. JUAN PABLO SANCHEZ KANTER
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jsanchez@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JUAN PABLO ROSAS PEREZ
DOMICILIO:	CAMPOS ELISEOS 345

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS FECHA: 28/04/2005 12:39
SANLUIS CORPORACION , S. A. DE C. V.

COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52795400
FAX:	52807614
E-MAIL:	jrosas@s-s.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ANTONIO OLIVO FARIAS
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	aolivo@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	CONTRALOR GENERAL
NOMBRE:	C.P. PABLO GOMEZ LOPEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	pgomezl@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO

C.P. JUAN PABLO SANCHEZ KANTER
DIRECTOR DE FINANZAS

MEXICO, D.F., A 28 DE ABRIL DE 2005

FILE No. 82-2867

9

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: TRIMESTRE: AÑO:

SANLUIS CORPORACION , S. A. DE C. V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

FILE No. 82-2867

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $83,171 EN 2005 Y $ 92,599 EN 2004 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Los cálculos del anexo de Datos por Acción se realiza con información de los últimos doce meses, y el número de acciones que se toman para el cálculo son 289,729,708 acciones en circulación a la fecha de los estados financieros.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 1.7 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**7,756,245**	**100**	**8,048,742**	**100**
2	**ACTIVO CIRCULANTE**	**2,176,735**	**28**	**1,907,757**	**24**
3	EFECTIVO E INVERSIONES TEMPORALES	168,967	2	179,579	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	872,055	11	705,070	9
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	180,135	2	242,770	3
6	INVENTARIOS	587,097	8	459,274	6
7	OTROS ACTIVOS CIRCULANTES	368,481	5	321,064	4
8	**LARGO PLAZO**	**71,292**	**1**	**76,393**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	7,306	0	7,669	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	61,354	1	66,129	1
11	OTRAS INVERSIONES	2,632	0	2,595	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,579,747**	**59**	**4,587,126**	**57**
13	INMUEBLES	1,209,678	16	1,199,834	15
14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,407,028	70	5,186,642	64
15	OTROS EQUIPOS	175,260	2	178,840	2
16	DEPRECIACION ACUMULADA	2,385,097	31	2,090,803	26
17	CONSTRUCCIONES EN PROCESO	172,878	2	112,613	1
18	**ACTIVO DIFERIDO (NETO)**	**928,471**	**12**	**1,128,914**	**14**
19	**OTROS ACTIVOS**	**0**	**0**	**348,552**	**4**
20	**PASIVO TOTAL**	**4,846,015**	**100**	**5,188,534**	**100**
21	**PASIVO CIRCULANTE**	**1,697,270**	**35**	**1,576,104**	**30**
22	PROVEEDORES	855,022	18	589,420	11
23	CREDITOS BANCARIOS	371,504	8	559,460	11
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	0	0
26	OTROS PASIVOS CIRCULANTES	470,744	10	427,224	8
27	**PASIVO A LARGO PLAZO**	**3,092,698**	**64**	**3,501,275**	**67**
28	CREDITOS BANCARIOS	3,089,431	64	3,494,409	67
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	3,267	0	6,866	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**56,047**	**1**	**111,155**	**2**
33	**CAPITAL CONTABLE**	**2,910,230**	**100**	**2,860,208**	**100**
34	**PARTICIPACION MINORITARIA**	**1,818,528**	**62**	**1,951,654**	**68**
35	**CAPITAL CONTABLE MAYORITARIO**	**1,091,702**	**38**	**908,554**	**32**
36	**CAPITAL CONTRIBUIDO**	**2,296,937**	**79**	**2,290,980**	**80**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	27,942	1	21,984	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	935,051	32	935,052	33
39	PRIMA EN VENTA DE ACCIONES	1,333,944	46	1,333,944	47
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,205,235)**	**(41)**	**(1,382,426)**	**(48)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,670,769	195	5,657,156	198
43	RESERVA PARA RECOMPRA DE ACCIONES	538,869	19	538,869	19
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(7,353,345)	(253)	(7,599,879)	(266)
45	**RESULTADO NETO DEL EJERCICIO**	(61,528)	(2)	21,428	1

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
INFORMACION DICTAMINADA (Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**168,967**	**100**	**179,579**	**100**
46	EFECTIVO	168,967	100	179,579	100
47	INVERSIONES TEMPORALES	0	0	0	0
18	**CARGOS DIFERIDOS**	**928,471**	**100**	**1,128,914**	**100**
48	GASTOS AMORTIZABLES (NETO)	187,961	20	231,842	21
49	CREDITO MERCANTIL	410,128	44	454,136	40
50	IMPUESTOS DIFERIDOS	304,331	33	422,829	37
51	OTROS	26,051	3	20,107	2
21	**PASIVO CIRCULANTE**	**1,697,270**	**100**	**1,576,104**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,410,713	83	1,336,628	85
53	PASIVOS EN MONEDA NACIONAL	286,557	17	239,476	15
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**470,744**	**100**	**427,224**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	3,267	1	6,801	2
58	OTROS PASIVOS CIRCULANTES SIN COSTO	467,477	99	420,423	98
27	**PASIVO A LARGO PLAZO**	**3,092,698**	**100**	**3,501,275**	**100**
59	PASIVO EN MONEDA EXTRANJERA	3,092,698	100	3,501,275	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**3,267**	**100**	**6,866**	**100**
63	OTROS CREDITOS CON COSTO	3,267	100	6,866	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**56,047**	**100**	**111,155**	**100**
68	RESERVAS	56,047	100	111,155	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,353,345)**	**100**	**(7,599,879)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(122,357)	(2)	(122,357)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,230,988)	(98)	(7,477,522)	(98)

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	479,465	331,653
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	93,659	15,762
74	NUMERO DE FUNCIONARIOS (*)	18	19
75	NUMERO DE EMPLEADOS (*)	1,111	1,103
76	NUMERO DE OBREROS (*)	4,633	4,758
77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	227,957,568
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**6,723,030**	**100**	**5,611,006**	**100**
2	COSTO DE VENTAS	5,610,617	83	4,398,010	78
3	**RESULTADO BRUTO**	**1,112,413**	**17**	**1,212,996**	**22**
4	GASTOS DE OPERACION	831,755	12	783,869	14
5	**RESULTADO DE OPERACION**	**280,658**	**4**	**429,127**	**8**
6	COSTO INTEGRAL DE FINANCIAMIENTO	144,293	2	465,438	8
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**136,365**	**2**	**(36,311)**	**(1)**
8	OTRAS OPERACIONES FINANCIERAS	122,546	2	115,570	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**13,819**	**0**	**(151,881)**	**(3)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	182,095	3	63,744	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(168,276)**	**(3)**	**(215,625)**	**(4)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	6,035	0	4,673	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(162,241)**	**(2)**	**(210,952)**	**(4)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	6,282	0	(188,253)	(3)
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(168,523)**	**(3)**	**(22,699)**	**0**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(136,537)	(2)	(51,200)	(1)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(31,986)**	**0**	**28,501**	**1**
19	PARTICIPACION MINORITARIA	29,542		7,073	0
20	**RESULTADO NETO MAYORITARIO**	**(61,528)**	**(1)**	**21,428**	

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**6,723,030**	**100**	**5,611,006**	**100**
21	NACIONALES	1,959,682	29	1,316,269	23
22	EXTRANJERAS	4,763,348	71	4,294,737	77
23	CONVERSION EN DOLARES (***)	580,154	9	484,274	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**144,293**	**100**	**465,438**	**100**
24	INTERESES PAGADOS	320,365	222	356,876	77
25	PERDIDA EN CAMBIOS	4,677	3	287,200	62
26	INTERESES GANADOS	8,084	6	7,761	2
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION MONETARIA	(172,665)	(120)	(170,877)	(37)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**122,546**	**100**	**115,570**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	122,546	100	115,570	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**182,095**	**100**	**63,744**	**100**
32	I.S.R.	62,939	35	36,948	58
33	I.S.R. DIFERIDO	93,119	51	(809)	(1)
34	P.T.U.	22,000	12	26,282	41
35	P.T.U. DIFERIDA	4,037	2	1,323	2

(***) DATOS EN MILES DE DOLARES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

INFORMACION DICTAMINADA ***Impresión Final***

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	6,945,187	5,806,070
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	6,723,030	5,611,006
39	RESULTADO DE OPERACION (**)	280,658	429,127
40	RESULTADO NETO MAYORITARIO (**)	(61,528)	21,428
41	RESULTADO NETO (**)	(31,986)	28,501

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS — TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL — **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA — **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,737,656**	**100**	**1,578,851**	**100**
2	COSTO DE VENTAS	1,463,941	84	1,237,585	78
3	**RESULTADO BRUTO**	**273,715**	**16**	**341,266**	**22**
4	GASTOS DE OPERACION	222,226	13	216,715	14
5	**RESULTADO DE OPERACION**	**51,489**	**3**	**124,551**	**8**
6	COSTO INTEGRAL DE FINANCIAMIENTO	(23,306)	(1)	137,683	9
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**74,795**	**4**	**(13,132)**	**(1)**
8	OTRAS OPERACIONES FINANCIERAS	11,325	1	21,405	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**63,470**	**4**	**(34,537)**	**(2)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	147,141	8	34,621	2
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(83,671)**	**(5)**	**(69,158)**	**(4)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	3,020	0	19,662	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(80,651)**	**(5)**	**(49,496)**	**(3)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	(18,747)	(1)	(188,253)	(12)
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(61,904)**	**(4)**	**138,757**	**9**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(4,543)	0	(51,200)	(3)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(57,361)**	**(3)**	**189,957**	**12**
19	PARTICIPACION MINORITARIA	(8,245)		(5,639)	0
20	**RESULTADO NETO MAYORITARIO**	**(49,116)**	**(3)**	**195,596**	**12**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS

TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,737,656**	**100**	**1,578,851**	**100**
21	NACIONALES	527,592	30	360,472	23
22	EXTRANJERAS	1,210,064	70	1,218,379	77
23	CONVERSION EN DOLARES (***)	152,337	9	133,240	8
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**(23,306)**	**100**	**137,683**	**100**
24	INTERESES PAGADOS	90,988	390	85,693	62
25	PERDIDA EN CAMBIOS	(51,895)	(223)	128,140	93
26	INTERESES GANADOS	1,783	8	(3,523)	(3)
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION MONETARIA	(60,616)	(260)	(79,673)	(58)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**11,325**	**100**	**21,405**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	11,325	100	21,405	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**147,141**	**100**	**34,621**	**100**
32	I.S.R.	39,284	27	13,708	40
33	I.S.R. DIFERIDO	100,966	69	9,532	28
34	P.T.U.	3,573	2	10,748	31
35	P.T.U. DIFERIDA	3,318	2	633	2

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(31,986)**	**28,501**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	539,386	232,069
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**507,400**	**260,570**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	267,552	(46,950)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**774,952**	**213,620**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(600,067)	23,698
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(1,353)	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(601,420)**	**23,698**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(184,144)**	**(201,721)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(10,612)	35,597
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	179,579	143,982
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	168,967	179,579

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**539,386**	**232,069**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	380,986	361,619
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	158,400	(129,550)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**267,552**	**(46,950)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(166,985)	(128,840)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(127,823)	(22,165)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	304,812	25,216
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	265,601	14,728
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(8,053)	64,111
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(600,067)**	**23,698**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(356,778)	329,524
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(236,157)	(299,208)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(7,132)	(6,618)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(1,353)**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(1,353)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(184,144)**	**(201,721)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(167,154)	(160,511)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(16,990)	(41,210)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA ***Impresión Final***

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	(0.48) %	0.51 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(5.64) %	2.36 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	(0.41) %	0.35 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	6.31 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(539.81) %	599.55 %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.87 veces	0.70 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.47 veces	1.22 veces
8	ROTACION DE INVENTARIOS (**)	9.56 veces	9.58 veces
9	DIAS DE VENTAS POR COBRAR	41 dias	39 dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	9.24 %	8.77 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	62.48 %	64.46 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.67 veces	1.81 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	92.93 %	93.24 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	67.53 %	76.33 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.88 veces	1.20 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.39 veces	1.08 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.28 veces	1.21 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.94 veces	0.92 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.45 veces	0.37 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	9.96 %	11.39 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	7.55 %	4.64 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	3.98 %	(0.84) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	2.42 veces	0.60 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	99.78 %	100.00 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.22 %	% 0.00
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	90.77 %	79.57 %

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (.26)		$ .08	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .11	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (.69)		$ (1.07)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .03		$ (.95)	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ (.58)		$ (.26)	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 3.77		$ 3.99	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .01		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.80	veces	.79	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(14.17)	veces	75.91	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
INFORMACION DICTAMINADA **Impresión Final**

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $380,986 EN 2004 Y $ 361,619 EN 2003 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción de 2003 no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 36.0 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

INFORME A LA ASAMBLEA ORDINARIA ANUAL DE ACCIONISTAS

Señores Accionistas:

En nombre del Consejo de Administración de la Sociedad, me permito presentar a ustedes el informe sobre las operaciones y resultados de SANLUIS Corporación, S. A. de C. V. ("SANLUIS") y empresas subsidiarias, correspondientes al ejercicio que terminó el 31 de diciembre de 2004.

2004 representó un año de eventos muy significativos para la Empresa y sus Accionistas:

· SANLUIS Corporación cumplió 25 años de haber sido fundada por el grupo actual de accionistas mayoritarios.
· Conmemoramos el 75° aniversario de Rassini.
· Celebramos el 30° aniversario de nuestras operaciones fabriles en Piedras Negras.
· Conmemoramos el 15° aniversario de haber adquirido el negocio de autopartes Rassini que hoy conforma SANLUIS Rassini Suspensiones.
· Celebramos 10 años de haber iniciado nuestras operaciones en el negocio de frenos, hoy en día constituído como SANLUIS Rassini Frenos.
· Celebramos 10 años de haber incorporado a BYPASA a nuestra Empresa.
· Las ventas consolidadas de la Empresa alcanzaron niveles récord al sumar $6,723 millones de pesos, ó $580 millones de dólares, 20% mayores al año anterior.
· En el mercado de Norteamérica -NAFTA- que representa el 85% de las ventas de la Empresa, las ventas aumentaron 15% sobre 2003, mientras que en Brasil, que representa el 15% de nuestras ventas, crecieron 63% sobre el año anterior en términos de dólares.
· El aumento de ventas en NAFTA se debió primordialmente a un incremento en la penetración de mercado de suspensiones - muelles, al alcanzar en 2004 un 92% de participación contra 77% en 2003, ya que el mercado total de vehículos ligeros en Norteamérica creció 4% sobre 2003.
· Las ventas de frenos en NAFTA se mantuvieron estables, sosteniendo un 12% de participación de mercado y representaron el 22% de las ventas consolidadas de SANLUIS.
· El importante crecimiento de ventas en Brasil se debió a un fuerte aumento de la demanda interna y de exportaciones de vehículos, así como a un aumento de participación de mercado; 62% en muelles y 25% en resortes.

Brevemente, esto habla de la solidez de nuestras operaciones y del progreso de SANLUIS Rassini.

No obstante las mayores ventas, la utilidad consolidada antes de depreciación, intereses e impuestos -UAFIRDA- fue 16% menor que en 2003, alcanzando $662 millones de pesos ó $57 millones de dólares, lo que resultó en un margen operativo de 10% a ventas contra 14% en 2003.

La disminución de la UAFIRDA consolidada reportada contra el año anterior se debió a un aumento considerable en el precio internacional del acero y de la chatarra que superó todos los pronósticos, aunado a una seria escasez de estos productos, materias primas claves en SANLUIS Rassini Suspensiones y SANLUIS Rassini Frenos, respectivamente, y a un importante aumento en el costo nacional de la electricidad.

Estos aumentos no pudieron ser totalmente repercutidos en mayores precios de venta. Por ello diseñamos estrategias para compensarlos, aún parcialmente, con

mejoras en productividad, mejor mezcla de productos y reducciones de costos en las plantas, y en gastos de venta y administración.

De no haberse presentado estos efectos extraordinarios de costos externos, no previsibles, la UAFIRDA consolidada hubiera sido 42% mayor que la reportada, alcanzando $81 millones de dólares, y 15% de margen sobre ventas.

Las mayores ventas y el mayor precio y volumen requerido de materias primas causaron una mayor inversión en capital de trabajo bruto, pero los índices de días-venta respectivos se mantuvieron en niveles semejantes a los de 2003.

La utilización de los programas disponibles de financiamiento para la adquisición de acero vía las líneas establecidas de factoraje-proveedores, permitieron a la Empresa reducir significativamente el aumento neto en capital de trabajo que fue de sólo $5 millones de dólares sobre 2003. El flujo neto de operación sumó $62 millones de dólares, 8% más que en 2003. De no haberse presentado los efectos extraordinarios referidos, hubiera alcanzado $86 millones de dólares, 50% superior al año anterior.

El mayor flujo neto de operación, aunado a una reducción planeada en nuevas inversiones, permitió a SANLUIS continuar con su programa de reducción de deuda, disminuyendo respecto a diciembre de 2003 en $36 millones de dólares.

Adicionalmente, en el mes de julio, SANLUIS Rassini Frenos contrató un nuevo crédito bancario por $25 millones de dólares para prepagar la totalidad de su deuda anterior, con mejores condiciones de costo, plazo y mayor flexibilidad operativa.

Respecto a la vida organizacional de la empresa, les informamos que actualmente en SANLUIS Rassini laboran un total de 5,700 personas sumando sus operaciones en México, Estados Unidos y Brasil.

Para mantener y mejorar nuestra posición competitiva en el mercado, fue necesario contar con una estrategia en la cual definimos objetivos específicos, mismos que dieron vida a mejores y renovadas acciones. Entre estas últimas, realizamos una evaluación gerencial y de desarrollo basada en competencias, lo que nos ha permitido revalorar nuestros recursos humanos y la necesidad de mejorar su rendimiento. Implantamos nuevos programas que procuran la mejora del desempeño individual del empleado y que incrementen su satisfacción, así como la mejora de la capacidad de dirección de los mandos de la empresa.

El Modelo de Dirección por Calidad ha venido evolucionando cada año y en el 2004 no fue la excepción. Este modelo fue sometido a un importante ciclo de mejoras, las cuales consistieron en integrar los requerimientos de la Norma ISO/TS-16949 y las características clave de los elementos requeridos en cada criterio de dicho modelo. Como resultado de esta tarea -realizada por un comité técnico conformado por especialistas propios- surge el "Sistema Rassini de Dirección por Calidad Total", con lo cual cumplimos cabalmente con nuestra Visión, Misión y Valores, superando las expectativas de nuestros clientes.

Con el objeto de proteger, desarrollar e integrar al personal y su familia con la empresa, además de apoyar su desarrollo armónico y cumplir con nuestro compromiso social en las comunidades en donde se ubican nuestras operaciones, seguimos impulsando nuestros programas de Desarrollo Social. Finalizando el año definimos como estrategia el contar con un "Sistema Integral de Salud Ocupacional", mismo que desarrollaremos e implementaremos durante el 2005.

Señores Accionistas:

En los últimos quince años, desde que integramos a SANLUIS el negocio de autopartes, las ventas de SANLUIS han crecido a una tasa anual compuesta de 15%, al pasar de $71 millones de dólares en 1989 a $580 millones de dólares en 2004. En el mismo plazo las utilidades a nivel UAFIRDA han pasado de $7 millones de dólares en 1989 a $57 millones de dólares en 2004, creciendo así a una tasa anual compuesta de 15%; y hubieran superado ampliamente esta tasa si excluyéramos los impactos negativos ya comentados del aumento extraordinario del precio del acero en 2004.

En estos quince años, hemos pasado de ser un fabricante nacional de suspensiones a ser un proveedor líder de suspensiones automotrices en Norteamérica y Brasil, el mayor proveedor de muelles del mundo, y un creciente factor en la proveeduría en Norteamérica de resortes y componentes de frenos automotrices.

Ahora iniciaremos una expansión global en suspensiones para extender nuestro liderato a otros mercados de alto potencial.

Consideramos que como resultado de las medidas tomadas en 2004 para tratar de neutralizar los aumentos de precio de nuestras principales materias primas experimentados en este año, y que se describen más ampliamente en los capítulos anexos sobre SANLUIS Rassini Suspensiones y SANLUIS Rassini Frenos, los márgenes de utilidad tenderán a recuperarse, regresando a los niveles de rentabilidad de años anteriores y presentando una tasa de crecimiento anual superior a la de ventas.

Al mismo tiempo, sosteniendo y mejorando continuamente nuestra posición como el mejor proveedor de soluciones a nuestros clientes, seguiremos manteniendo y consolidando nuestras posiciones de liderazgo en los mercados de suspensiones y frenos en Norteamérica y Brasil.

El resultado de esta combinación positiva de factores habrá de reflejarse en una mejora de la generación de efectivo y rentabilidad de nuestros negocios.

A t e n t a m e n t e ,

Ing. Antonio Madero Bracho
Presidente Ejecutivo del Consejo de Administración
Abril 28, 2005.

SANLUIS RASSINI - SUSPENSIONES

N O R T E A M É R I C A

A lo largo de 2004 cumplimos varios hechos de carácter histórico. Por un lado, nuestro complejo industrial ubicado en Piedras Negras, Coahuila, celebró su 30° aniversario, consolidándose como el centro de producción de componentes de suspensión más grande del mundo. Por otro, cumplimos 10 años de haber integrado a nuestra planta BYPASA, que muestra un futuro promisorio en la manufactura de elastómeros.

En 2004 incrementamos en 15 puntos porcentuales nuestra participación en el mercado norteamericano de muelles, captando nuevos contratos. Ello, sumado al incremento del mercado de camionetas pick up en el que somos líderes, contribuyó a un crecimiento en ventas del 23% respecto al año anterior, sumando $370 millones de dólares. A lo largo de 2004, lanzamos exitosamente 10 plataformas en tiempo récord, mismas que representaron $46 millones de dólares anuales de nuevos negocios en muelles y resortes.

Al atender las nuevas plataformas y el incremento en la demanda, los volúmenes de producción fueron los siguientes: 9.1 millones de muelles, 5 millones de resortes y 2.5 millones de barras de torsión. Esto equivale a un incremento contra 2003 del 20%, 28% y 19%, respectivamente.

El año 2004 fue de grandes retos para SANLUIS Rassini Suspensiones. La crisis sin precedentes del abastecimiento y aumento del precio del acero a nivel mundial fue nuestro más grande desafío, tanto para obtener el suministro oportuno como por los costos de adquisición.

Debido a la gran demanda -especialmente por parte de China- y a la escasez aguda de aceros especiales utilizados por nuestro Grupo, los precios de los mismos sufrieron incrementos hasta del 41% de punta a punta en el año y de 34% en promedio contra 2003.

Para enfrentar este reto, trabajamos durante muchos meses con nuestros proveedores de acero, así como con nuestros clientes para mantener un suministro consistente y a tiempo de nuestros productos. Internamente, implantamos diversas mejoras en la mayoría de nuestros procesos, lo que nos permitió mitigar parcialmente los incrementos en el precio de los aceros y mejorar nuestra productividad, tal como indicamos a continuación:

EN PIEDRAS NEGRAS, COAHUILA:
· Implantamos 250 iniciativas de mejora a los procesos (kaizen, por su nombre en japonés) en la Planta Muelles 1, lo que dio como resultado una reducción del 14% en el consumo de energéticos, disminución del desperdicio en un 4% y una mejora del 2% en productividad.

· En la Planta Muelles 2 incrementamos en 8% la capacidad productiva sin inversión en activos fijos. Con ello, obtuvimos un récord histórico de producción promedio de 13,500 ensambles diarios, a la vez que mantuvimos los costos de fabricación en niveles similares a los de 2003, descontando el efecto de la dramática escalada en los precios del acero.
· La puesta en marcha de más de 100 iniciativas de mejora en la Planta de Resortes, contribuyó a una disminución del 20% en el consumo de energéticos, y a una mejora en la productividad del 15%. Ello permitió que los costos de producción -antes de los efectos del acero- disminuyeran en 28% comparado contra el año anterior.
· En la Planta Barras de Torsión aplicamos más de 90 mejoras al proceso, lo que permitió una disminución del 35% en la generación de chatarra, una disminución del 5% en el consumo de energéticos, así como una mejora en la productividad superior al 15%.

EN XALOSTOC, ESTADO DE MÉXICO:
· Aplicamos diversas iniciativas en la planta con lo cual mejoramos los métodos de trabajo. De igual manera, elaboramos las bases de otras iniciativas de mejora en la productividad que nos darán ahorros significativos a partir de 2005.

La calidad es un renglón en donde nunca hemos cejado y prueba de ello es el índice que mide este concepto y que es universalmente aceptado, partes defectuosas por millón (PPM's), el cual en promedio fue de sólo 10 PPM's en SANLUIS Rassini Suspensiones, un nivel récord. Asimismo, el complejo industrial de Piedras Negras y la planta de resortes helicoidales ubicada en Montpelier, Ohio, obtuvieron la certificación ISO/TS-16949.

Abrir nuevos nichos de mercados es una constante que ha caracterizado a SANLUIS Rassini a lo largo de sus 75 años de historia, y en el 2004 no fue la excepción. Abrimos la oficina de enlace en Stuttgart, Alemania, para dar un servicio directo a los clientes que tienen sus centros corporativos de ingeniería en Europa, así como para explorar y desarrollar nuevas oportunidades de negocio en ese continente. Igualmente, fortalecimos nuestro negocio de elastómeros en la planta BYPASA.

También obtuvimos resultados muy positivos en el área de investigación y desarrollo en el segmento de subcomponentes no metálicos, en cooperación con cinco proveedores y subproveedores. El equipo de ingenieros de SANLUIS Rassini Suspensiones logró una primera patente en los Estados Unidos, consistente en un mecanismo integrado de sujeción de hojas de muelles. Confiamos en que éste será ampliamente utilizado en los próximos años, convirtiéndose en una ventaja competitiva más para nosotros.

Por otra parte, un nuevo dispositivo de medición de parámetros de fatiga para muelles de dos ejes -el cual se encuentra en etapa de prueba en nuestro Centro de Desarrollo Tecnológico- fue nominado al premio "OEM Technical Innovation Award" en el 2004. Estos hechos ratifican una vez más el liderazgo de SANLUIS Rassini.

B R A S I L

Los objetivos de ventas de nuestra filial brasileña Rassini - NHK Autopeças (RNA), que representó en 2004 el 15% de las ventas consolidadas, fueron ampliamente rebasados, debido principalmente al alto crecimiento en la demanda de camiones y remolques para el transporte de la producción agrícola, así como al incremento sustancial en la exportación de vehículos automotores.

A fin de consolidar nuestro crecimiento y liderazgo en esta región del continente, firmamos dos importantes acuerdos. El primero, un contrato de asistencia técnica con CMP de los Estados Unidos para la fabricación de horquillas de sujeción, conocidas como "U" bolts, lo cual nos permitirá lanzar en 2006 esta línea de productos complementarios. El segundo, un contrato de suministro de muelles parabólicas con un productor líder de camiones pesados en Norteamérica para abastecerle a partir del año 2005.

El año 2004 fue récord para RNA. Sus volúmenes de producción ascendieron a 1.1 millones de muelles y 2.7 millones de resortes. Ello implicó un incremento de 16% y 15% respectivamente, contra el año precedente. De esta forma, se obtuvieron ventas por $83 millones de dólares, 63% mayores que en 2003. Nuestra subsidiaria brasileña mantiene su liderazgo con 62% de participación de mercado en el caso de muelles y del 25% en resortes helicoidales.

SANLUIS RASSINI - FRENOS

Hace 10 años ingresamos al negocio de Frenos. En 1997 debutamos en el mercado norteamericano de equipo original y actualmente alcanzamos un 12% de participación de mercado en la región NAFTA. En el 2004 seguimos fortaleciendo nuestra reputación como un importante diseñador y productor de discos,

tambores y ensambles de alta tecnología.

Bajo este tenor de desempeño, en el año 2004 obtuvimos nuevamente varias plataformas, algunas de ellas con diseños propios, entre las cuales podemos mencionar:

· Los autos 300/300C, Magnum y Charger de DaimlerChrysler que representan la venta anual de 60 mil rotores.
· Los vehículos Montana y Rendezvous con un volumen estimado anual de 1 millón de piezas.
· La unidad Equinox de General Motors, que implica un volumen de producción de 1.2 millones de rotores anuales.
· Los vehículos Sierra, Silverado y Savana de General Motors, que garantizan la producción de 1 millón de discos de manera continua hasta el año 2012.
· El Corvette heavy duty de General Motors y la camioneta pick up Dakota de DaimlerChrysler, ambas, lanzadas sin contratiempos.
· Iniciamos el proceso de Fundición de volantes para embragues dirigidos al sector de equipo original para el nuevo cliente Luk.
· El vehículo Clase M de Mercedes Benz con un volumen estimado en 500 mil piezas anuales.
· Y también desarrollamos 17 nuevos productos para el mercado de repuesto norteamericano con un volumen anual aproximado de 250 mil piezas.

Nuestros productos mantienen una magnífica aceptación entre armadoras de Norteamérica y Europa. En el año 2004 vendimos 8.5 millones de discos, tambores y ensambles, cantidad inferior en 4% contra el año 2003, debido principalmente al término de vida de una de las plataformas clave a las cuales servimos.

Al cerrar el año que reportamos, las ventas de SANLUIS Rassini Frenos fueron de $127 millones de dólares. Asimismo, fundimos 106,500 toneladas de piezas.

Durante el año 2004 operamos bajo un entorno adverso, ya que la chatarra, nuestra principal materia prima, alcanzó los precios más altos de la última década, sufriendo un aumento de 58% en promedio sobre 2003, y 82% de punta a punta en 2004. Por su parte, el costo de la energía eléctrica tuvo un incremento anual de 22%.

Con objeto de enfrentar estos factores externos y compensar los incrementos en los insumos antes mencionados, aplicamos una serie de mejoras que nos permitieron, por un lado, absorber en alguna medida dichas alzas, y por el otro, mejorar nuestra capacidad productiva.

En Fundición incrementamos la Efectividad Global del Equipo (EGE) en un 6%, para llegar a 84% de promedio anual. Trabajamos fuera de horario punta e incrementamos nuestro factor de potencia hasta un 98.2% y alcanzamos un nivel promedio de calidad anual de 2.78%, que representa una importante mejora de 25% comparada con el año 2003. El nivel de rechazo antes mencionado representó el mejor indicador en su historia, y además, está muy cerca de ser un patrón de clase mundial.

En Maquinado disminuimos el rechazo interno hasta alcanzar un nivel de 1.27% en promedio anual, obteniendo una mejora significativa del 45% comparado contra el año anterior. Tuvimos un incremento anual en la EGE al mejorar su desempeño en un 10%, promediando anualmente 87.1%. En noviembre finalizamos la instalación de dos líneas de pintura que entrarán en operación en 2005. Éstas nos permitirán controlar aún más la calidad del producto, además de traducirse

en importantes ahorros.

Los esfuerzos de mejora continua que llevamos a cabo en forma permanente siguieron rindiendo frutos no sólo en mejoras de productividad y reducción de costos, sino en un permanente avance en nuestra calidad. En 2004 SANLUIS Rassini Frenos mejoró el índice de calidad al llegar a sólo 5 PPM's, el menor en su historia, y obtuvo distinciones diversas de sus clientes por la calidad, servicio y diseño de sus productos.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2004 Y DE 2003

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2004, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (85% en 2004 y 89% en 2003) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co - Inter, S. A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S. A. de C. V.	100
SANLUIS Rassini Autopartes, S. A. de C. V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S. A. de C. V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S. A. de C. V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	49.9
Rassini Torsion Bars, S. A. de C. V.	Manufactura y venta de barras de Torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS Developments, LLC	100
SANLUIS Developments, LLC	Tenedora de Fundimak, S. A. de C. V.	47.6
Fundimak, S. A. de C. V. y subsidiarias (Rassini Frenos, S. A. de C. V. e	Manufactura y venta de discos y tambores para sistemas de frenos	

Inmobiliaria Rassini, S. A. de C. V.)		44.6
Asociada:		
Brembo Rassini, S. A. de C. V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

SANLUIS Developments, LLC

El 20 de septiembre de 2000 J.P. Morgan and Partners (JPM) y American Industrial Partners Capital Fund III, L. L. P. (AIP) adquirieron mediante un pago en efectivo de US$56.3 millones 522,302 Unidades Clase "B" de SANLUIS Developments, LLC, las cuales pueden ser adquiridas por SANLUIS antes del 20 de septiembre de 2005, mediante pago en efectivo (en dólares) o, sujeto a ciertas condiciones, a través de una combinación de pago en efectivo y entrega de una porción de acciones de SANLUIS. En caso contrario JPM y AIP pueden requerir que SANLUIS Developments LLC, realice una oferta pública de acciones o sea puesta a la venta.

En 2002 JPM y AIP efectuaron un aumento de capital en SANLUIS Developments, LLC por $54,108 (US$5.2 millones). La participación de JPM y AIP en SANLUIS Developments, LLC, es del 52.4%; sin embargo, SANLUIS Investments, LLC, tiene el control y la administración de aquella por mantener el 51% de las acciones con derecho a voto.

Venta de activos no estratégicos

En junio de 2002 la compañía vendió su inversión en Minas Luismin, S. A. de C. V. y algunos proyectos mineros en exploración a Wheaton River Minerals Ltd. (Wheaton), recibiendo un pago en efectivo de US$75 millones, 9,084,090 acciones comunes de Wheaton; así como el derecho a recibir un pago contingente representado por 11,355,113 acciones, en caso de que el precio promedio de la plata se mantuviera como mínimo en US$5 por onza durante un período de sesenta días consecutivos entre junio de 2002 y junio de 2004. A principios de octubre de 2003 se cumplieron las condiciones para que la compañía ejerciera su derecho y recibió las acciones correspondientes, las cuales se clasificaron en el balance general como operaciones discontinuadas con la finalidad de identificar claramente en los estados financieros las operaciones remanentes del negocio minero, registrando una ganancia por este concepto que se muestra en el estado de resultados de 2003, neta del impuesto sobre la renta diferido correspondiente. Durante 2004 la compañía continuó la desinversión de estos y otros activos relacionados con este negocio, registrando una pérdida por este concepto que se muestra en el estado de resultados de 2004 (Renglón R14).

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros se resumen a continuación.

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA), emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen

los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- El inventario y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias en operación controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima y materiales. Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan al costo que se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

f. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo de adquisición o a su valor de mercado, el que sea menor.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones, las cuales son reservadas ante la existencia de indicios de irrecuperabilidad.

g. Revisión del valor en libros de los activos de larga duración

De acuerdo con las disposiciones establecidas en el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP en marzo de 2003, la compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración tangibles e intangibles, incluyendo el crédito mercantil, con base en los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor.

h. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. De conformidad con el Boletín B-7 "Adquisiciones de Negocios", a partir del 1 de enero de 2005 el crédito mercantil existente dejará de amortizarse y se evaluará su recuperabilidad anualmente a través de pruebas de deterioro. En los años terminados el 31 de diciembre de 2004 y 2003 la amortización del crédito mercantil ascendió a $50,583 y $37,939, respectivamente.

i. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto correspondiente a todas aquellas diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

j. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda, y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento. Al 31 de diciembre de 2004 y de 2003 el saldo pendiente de amortizar de estos gastos ascendía a $129,126 y $144,927, respectivamente, y se incluye en otros activos en el balance general consolidado.

k. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al

terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales. A continuación se resumen los principales datos financieros consolidados de dichos planes.

	Año que terminó el 31 de diciembre de	
	2004	2003
Obligación por beneficios proyectados	($166,695)	($141,850)
Activos de los planes a valor de mercado	95,280	17,442
Activo de transición no amortizado	18,677	10,405
Variaciones en supuestos y ajustes no amortizados	31,396	24,533
Pasivo neto proyectado	($21,342)	($89,470)

	Año que terminó el 31 de diciembre de	
	2004	2003
Obligación por beneficios actuales	($148,343)	($126,132)
Activos de los planes a valor de mercado	95,280	17,442
Pasivo neto actual	($ 53,063)	($108,690)
Pasivo adicional	($ 34,705)	($ 21,684)
Pasivo neto proyectado	($ 21,342)	($ 89,470)
Pasivo adicional	(34,705)	(21,684)
	($ 56,047)	($111,154)
Costo laboral	$ 12,005	$ 8,268
Costo financiero	7,324	5,446
Rendimiento de los activos del plan	(1,085)	(906)
Servicios anteriores y modificaciones al plan	640	7
Variaciones en supuestos y ajustes por experiencia	851	802
Total costo neto del período	$ 19,735	$ 13,617
Tasas utilizadas en el cálculo de las obligaciones por beneficios y rendimientos del plan:		
Tasa de descuento	5%	5%
Tasa de incremento salarial	2%	2%

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los

FILE No. 82-2867

trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

l. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de diciembre de 2004 y 2003 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la (pérdida) utilidad de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (233,880,924 en 2004 y 227,957,568 en 2003) (véase Nota 8a.).

n. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el nuevo Boletín C-12 "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos", el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasificó en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, la cual se actualiza utilizando factores derivados del INPC (véase Nota 8b.).

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

o. Utilidad integral

La utilidad (pérdida) integral está representada por la (pérdida) utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC (véase Nota 8c.).

p. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

q. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

r. Activos de operaciones discontinuadas

Los activos de operaciones discontinuadas se expresan a su valor neto de realización al 31 de diciembre de cada año.

s. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 entraron en vigor las disposiciones del Boletín B-7 "Adquisiciones de Negocios", emitido por el IMCP. Este boletín establece reglas más precisas y actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas, adopta el método de compra como regla única de valuación para la adquisición de negocios, modifica el tratamiento contable del crédito mercantil y elimina su amortización, sujetándolo a las reglas de deterioro. Los efectos de adoptar este boletín en lo relativo a la amortización del crédito mercantil se mencionan en la Nota 2h. El Boletín B-7 además complementa el tratamiento contable de los activos intangibles reconocidos en una adquisición de negocios, de acuerdo con el Boletín C-8 "Activos Intangibles" y da reglas específicas en la adquisición del interés minoritario y para transferencias de activos o intercambio de acciones entre entidades bajo control común. La adopción de este boletín no tendrá un efecto importante en los resultados y situación financiera de la compañía ya que las políticas contables utilizadas actualmente son consistentes con el tratamiento establecido en el Boletín B-7.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$). Excepto que se indique otra denominación, las cifras en esta nota están expresadas en millones de dólares americanos.

La compañía tenía los siguientes activos y pasivos monetarios en monedas extranjeras:

	31 de diciembre de	
	2004	2003
Activos	US$ 101	US$ 82
Pasivos	(401)	(410)
Posición neta corta	(US$ 300)	(US$ 328)

Al 31 de diciembre de 2004 el tipo de cambio fue de $11.2183 por dólar americano ($11.1998 al 31 de diciembre de 2003). Al 11 de febrero de 2005, fecha de emisión de los estados financieros consolidados, la posición en monedas extranjeras de la compañía era similar a la del 31 de diciembre de 2004 y el tipo de cambio fue de $11.1533 por dólar americano. La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, y durante los años terminados el 31 de diciembre de 2004 y de 2003 incurrió en pérdidas cambiarias de $4,677 y $287,200, respectivamente.

La compañía tenía la siguiente posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en monedas extranjeras:

	31 de diciembre de	
	2004	2003
Inventarios	US$ 24	US$ 17
Maquinaria y equipo	US$ 226	US$ 226

Las exportaciones e importaciones de bienes y servicios efectuadas por la compañía (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos por intereses en moneda extranjera, se muestran a continuación:

	Año que terminó el 31 de diciembre de	
	2004	2003
Exportaciones de mercancías	US$ 414	US$ 380
Importaciones de materias primas, componentes y refacciones	(163)	(110)
Intereses pagados	(12)	(13)
Neto	US$ 239	US$ 257

NOTA 4 - INVENTARIOS:

	31 de diciembre de	
	2004	2003
Productos terminados	$ 162,464	$ 150,137
Materias primas y materiales de operación	426,701	310,764
	589,165	460,901
Estimación para inventarios obsoletos	(2,068)	(1,627)
	$ 587,097	$ 459,274

NOTA 5 - INMUEBLES, MAQUINARIA Y EQUIPO:

FILE No. 82-2867

	31 de diciembre de	
	2004	2003
Terrenos, edificios y construcciones	$ 1,209,678	$ 1,199,835
Maquinaria y equipo	5,407,028	5,186,641
Equipo de transporte, mobiliario y equipo	175,260	178,839
	6,791,966	6,565,315
Depreciación acumulada	(2,385,097)	(2,090,802)
	4,406,869	4,474,513
Construcciones en proceso	172,878	112,613
	$ 4,579,747	$ 4,587,126

NOTA 6 - DEUDA A CORTO Y LARGO PLAZOS:

La deuda de la compañía se analiza a continuación:

	31 de diciembre de	
	2004	2003
Deuda del Grupo Suspensiones	$ 2,396,722	$ 2,731,771
Emisión de obligaciones con vencimiento en 2010	608,648	592,172
Crédito sindicado de Fundimak, S. A. de C. V. (Fundimak)		361,492
Crédito simple y revolvente de Fundimak	266,435	
Europapel Comercial	78,305	221,493
Eurobonos	81,456	130,609
Otros financiamientos pagaderos en dólares	35,903	29,999
Total	3,467,469	4,067,536
Menos:		
Deuda a corto plazo	78,305	221,493
Porción a corto plazo de la deuda a largo plazo	296,466	344,768
	374,771	566,261
Deuda a largo plazo	$ 3,092,698	$ 3,501,275

Los vencimientos de la deuda al 31 de diciembre de 2004 se muestran a continuación:

2005	$ 374,772
2006	366,824
2007	370,859
2008	1,704,299
2009 en adelante	650,715

$ 3,467,469

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 31 de diciembre de 2004, la deuda del Grupo Suspensiones ascendía a $2,396,722 (US$213.6 millones) y se divide en un Bloque "A" por $1,764,311 (US$157.3 millones) y un Bloque "B" por $632,411 (US$56.3 millones). El Bloque "A" se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en diciembre de 2008. El Bloque "B" es pagadero totalmente en diciembre de 2008.

Este financiamiento causa intereses a la "Eurodollar Rate" más un margen de 3.5% hasta diciembre de 2006. En lo sucesivo, el margen aplicable será de 5.5%, a menos que la compañía prepague el saldo principal en diciembre de 2006.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital para cada uno de los próximos cinco años y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias. Al 31 de diciembre de 2004 la empresa incumplió con la razón financiera de "Deuda Total a EBITDA" (como se define en el contrato de crédito), como consecuencia de esta situación, se inició un proceso de dispensa ("waiver") con los bancos acreedores.

Eurobonos y Europapel Comercial

En diciembre de 2002 la compañía concluyó la reestructuración de una emisión de Eurobonos por US$200 millones y de su programa de Europapel Comercial por US$77.5 millones, logrando la aceptación del 94% de los tenedores de los Eurobonos y del 75% de los tenedores de Europapel Comercial. Durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado aceptaron hacerlo en términos y condiciones similares al resto de los acreedores, por lo que la compañía adquirió deuda a descuento por $175,331 (US$15.6) y $12,116 (US$1.1) en cada uno de esos años, obteniendo utilidades de $136,537 y $51,200, respectivamente.

Al 31 de diciembre de 2004 la deuda pendiente de reestructurar se muestra a continuación:

Financiamiento	Deuda original	Deuda reestructurada	Deuda no reestructurada
Eurobonos	US$ 200,000	US$ 192,739	US$ 7,261
Europapel Comercial	77,500	70,520	6,980
	US$ 277,500	US$ 263,259	US$ 14,241

La deuda no reestructurada de los tenedores de Eurobonos asciende a $81,456

(US$7.3 millones), y se refleja en los estados financieros consolidados adjuntos como una obligación a plazo mayor de un año para adecuar su vencimiento a los acuerdos y términos de reestructura alcanzados con la mayoría de los tenedores, los cuales son obligatorios para todos los tenedores de Eurobonos, conforme al documento original de emisión. La deuda no reestructurada correspondiente al Europapel Comercial por $78,305 (US$7 millones) y se presenta en los estados financieros consolidados como una obligación a corto plazo.

Emisión de obligaciones con vencimiento en 2010

SISA emitió en diciembre de 2002 US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de diciembre de 2004 el saldo principal de estas obligaciones, incluyendo los intereses capitalizados por el principal asciende a $608,648 (US$54.3 millones).

Crédito sindicado de Fundimak

Fundimak tenía contratado un crédito sindicado cuyo saldo al cierre de junio de 2004 ascendía a US$27 millones. En esa fecha la compañía obtuvo el crédito simple mencionado a continuación por US$25 millones, cuyos fondos se utilizaron para pagar anticipadamente este crédito.

Crédito simple y revolvente de Fundimak

El 28 de junio de 2004 Fundimak obtuvo una línea de crédito de Comerica Bank México, S. A. que incluye un crédito simple a plazo determinado hasta por US$25 millones y un crédito revolvente hasta por US$15 millones, este último no ha sido ejercido.

Al 31 de diciembre de 2004 Fundimak había ejercido la totalidad del crédito simple el cual está sujeto a una tasa de interés determinada con base en la LIBOR más 2.75 puntos y es pagadero en 20 amortizaciones trimestrales de US$1.25 millones más intereses sobre saldos insolutos, a partir del tercer mes posterior a su fecha de ejercicio.

Las disposiciones que se realicen del crédito revolvente serán exigibles 90 días posteriores a su fecha de ejercicio y causarán intereses a la tasa resultante de adicionar a la LIBOR 2.25 puntos.

Tanto el crédito simple como el revolvente están garantizados con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos, S. A. de C. V. e Inmobiliaria Rassini, S. A. de C. V., en su carácter de obligados solidarios. Este financiamiento requiere que Fundimak cumpla ciertas razones financieras, las cuales se cumplen al 31 de diciembre de 2004.

NOTA 7 - COSTO INTEGRAL DE FINANCIAMIENTO:

El costo integral de financiamiento se integra como sigue:

Año que terminó el

	31 de diciembre de	
	2004	2003
Gastos y otros cargos financieros - Neto	($ 358,971)	($ 400,142)
Pérdida cambiaria - Neta	(4,677)	(287,200)
Utilidad por posición monetaria	172,665	170,877
	($ 190,983)	($ 516,465)

NOTA 8 - INVERSIÓN DE LOS ACCIONISTAS:

a. Reestructura accionaria

Al 31 de diciembre de 2003 las acciones autorizadas y suscritas (por series) del capital social de la compañía eran como se muestra a continuación:

Número de acciones

Serie	Autorizadas	En tesorería	Recompradas	Suscritas y en circulación
"A"	108,874,950	(1,210,500)		107,664,450
"B"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
"C"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
"D"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
	272,187,366	(33,717,798)	(10,512,000)	227,957,568

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derechos de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" eran de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tenían derecho a recibir un dividendo preferente acumulativo de $.0048 por acción, equivalente al 5% del valor teórico de las acciones.

Para efectos de cotización en el mercado de valores de México, la compañía había emitido Certificados de Participación Ordinarios (CPOs), representados por una acción Serie "B", una Serie "C" y una "D". Las acciones de la Serie "A" cotizaban por separado.

En Asambleas Especiales de Accionistas de las Series "A", "B","C" y "D" y en Asamblea General Extraordinaria de Accionistas celebradas el 26 de noviembre de 2004 se autorizó llevar a cabo la reestructuración del capital social de la compañía como se describe a continuación:

1. Cancelar las 33,717,798 acciones que se mantenían en la Tesorería de la Sociedad pendientes de suscripción y pago.

2. Cancelar las 10,512,000 acciones que habían sido recompradas por la Sociedad.

3. Llevar a cabo el pago del dividendo preferente anual acumulado devengado a partir del año 1998 y hasta noviembre de 2004, a que tenían derecho las acciones en circulación de la Serie "D" por una cantidad total acumulada de $1,353, equivalente a $0.034 por acción, previamente a su conversión en acciones de la Serie "A".

4. Convertir anticipadamente las 40,097,706 acciones de la Serie "D" en igual número de acciones de la Serie "A".

5. Modificar la composición de los CPOs que cotizaban en el mercado, con el fin de que en lo sucesivo las 147,762,156 acciones de la Serie "A", que incluyen las 40,097,706 nuevas acciones de dicha serie provenientes de la conversión de las acciones de la Serie "D", coticen en el mercado en forma independiente, pero ahora bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "A" (CPOs - A), y las acciones de las Series "B" y "C" coticen en el mercado bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "B" ordinaria con derechos de voto pleno y una acción de la Serie "C" sin derecho de voto (CPOs - BC).

6. Aumentar la parte fija del capital social en $5,957, a pagarse mediante la capitalización de dicha suma de la cuenta de utilidades acumuladas pendientes de distribuir, emitiéndose para representar dicho aumento 30,886,070 nuevas acciones de la Serie "B" y 30,886,070 nuevas acciones de la Serie "C", las cuales se entregaron a los accionistas a razón de 0.1354904567 de acción Serie "B" y de 0.1354904567 de acción Serie "C" por cada una de las acciones de la Sociedad en circulación de que eran tenedores; en el concepto de que dichas nuevas acciones de la Serie "B" y de la Serie "C" se entregaron a los accionistas integradas en CPOs, a razón de un nuevo CPO por cada 7.380594811 acciones en circulación de que los accionistas eran tenedores.

Después de estos acuerdos, el capital social al 31 de diciembre de 2004 está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
"A"	147,762,156
"B"	70,983,776
"C"	70,983,776
	289,729,708

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie "B" de SISA, si la compañía no liquidara el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurriera algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de diciembre de 2004 el saldo del principal asciende a $863,582 (véase Nota 2n.).

c. Utilidad integral -

La utilidad integral se analiza a continuación:

Año que terminó el

	31 de diciembre de 2004	31 de diciembre de 2003
(Pérdida) utilidad de los accionistas mayoritarios	($ 61,528)	$ 21,428
Resultado por tenencia de activos no monetarios	246,029	192,434
Efectos correspondientes a los accionistas minoritarios	(133,126)	26,525
Utilidad integral consolidada	$ 51,375	$ 240,387

d. Disposiciones fiscales en relación al pago de dividendos

En caso de pagarse dividendos con cargo a utilidades acumuladas que provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), no se causará un impuesto, de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). Los dividendos preferentes mencionados en el inciso a.3. de esta nota estuvieron exentos por provenir de la CUFIN.

En caso de reducción de capital, se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de aportación, utilidad fiscal neta y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR. Al 31 de diciembre de 2004 la CUFIN consolidada ascendía a $869,588, determinada conforme a las disposiciones fiscales en vigor.

NOTA 9 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

Este rubro se integra como sigue:

	Año que terminó el 31 de diciembre de 2004	2003
ISR	$ 56,660	$ 32,322
ISR diferido	97,156	514
IA	6,279	4,625
PTU	22,000	26,281
	$ 182,095	$ 63,742

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. Hasta el 31 de diciembre de 2004, el régimen de consolidación fiscal limitaba la consolidación a un 60% de la participación accionaria, sin embargo, de acuerdo con las modificaciones a la LISR aprobadas en noviembre de 2004, a partir de 2005 la participación consolidable para efectos fiscales podrá hacerse al 100%.

El resultado fiscal difiere del resultado contable consolidado debido principalmente a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles.

De acuerdo con las modificaciones a la LISR aprobadas el 13 de noviembre de

2004, la tasa del ISR se redujo del 33% que aplicó para 2004 a 30% en 2005, y anualmente se reducirá en 1% hasta llegar a 28% en 2007. En consecuencia, los efectos de estas disminuciones en la tasa del ISR fueron considerados en la valuación del ISR diferido, generando en 2004, una reducción del activo relativo en $39,274, disminuyendo la utilidad neta en el mismo importe.

A continuación se muestran los efectos de las principales diferencias temporales sobre las que se reconocieron impuestos diferidos:

	31 de diciembre de	
	2004	2003
Pasivo por impuestos diferidos:		
Inventarios	$ 26,187	$ 123,884
Inmuebles, maquinaria y equipo	591,780	648,994
Otros activos	18,757	37,229
	636,724	810,107
Activo por impuestos diferidos:		
Pérdidas fiscales por amortizar	878,095	1,093,649
IA por recuperar	29,413	59,769
Provisiones de pasivo	28,886	72,144
Otros	4,661	7,374
	941,055	1,232,936
Activo por impuestos diferidos - Neto	$ 304,331	$ 422,829

Durante los ejercicios terminados al 31 de diciembre de 2004 y de 2003 la compañía determinó un IA consolidado de $9,751 y $10,389, respectivamente, los cuales se eliminaron en su totalidad por haber ejercido la opción de la deducción inmediata de activos fijos. Los importes cargados a los resultados de los años terminados el 31 de diciembre de 2004 y de 2003 por $6,279 y $4,625, respectivamente, representan la proporción no consolidable fiscalmente pagada a las autoridades hacendarias.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 10 - COMPROMISO:

Rassini Frenos, S. A. de C. V. celebró un contrato de arrendamiento operativo de maquinaria y equipo con valor de US$18 millones con un plazo forzoso de ocho años, contados a partir del 1 de enero de 2001.

A continuación se incluye un análisis de las rentas mínimas anuales convenidas en este contrato:

Año que terminará el 31 de diciembre de	Importe

2005	$ 28,931
2006	49,630
2007	50,247
2008	50,247
Total de pagos mínimos requeridos	$ 179,055

Los costos totales de renta de los años terminados el 31 de diciembre de 2004 y de 2003 ascendieron a $29,112 y $27,644, respectivamente.

NOTA 11 - INFORMACIÓN POR SEGMENTOS:

La información financiera referente a los segmentos de negocio operados por la compañía se presenta a continuación:

Año que terminó el 31 de diciembre de 2004	Suspensiones	Frenos	Otros	Total
Ventas netas	$ 5,247,844	$ 1,475,186		$ 6,723,030
Utilidad de operación	303,685	14,130	($37,157)	280,658
Activos totales	4,780,931	2,583,347	391,967	7,756,245
Adquisiciones de maquinaria y equipo	93,093	74,061		167,154
Depreciación y amortización	194,668	186,317		380,985

Año que terminó el 31 de diciembre de 2003	Suspensiones	Frenos	Otros	Total
Ventas netas	$ 4,085,104	$ 1,525,901		$ 5,611,005
Utilidad de operación	352,897	89,329	($ 13,101)	429,125
Activos totales	5,189,746	2,461,063	397,932	8,048,741
Adquisiciones de maquinaria y equipo	87,821	72,691		160,512
Depreciación y amortización	227,322	134,297		361,619

La información por segmentos se presenta en el mismo formato utilizado por la administración de la compañía para evaluar los resultados de cada negocio. Un segmento operativo se define como un componente de la compañía dedicado a actividades de negocios de las cuales ésta obtiene ingresos e incurre en costos y gastos, base para la preparación de información y evaluación periódica de la asignación de recursos por parte de la administración durante su proceso de toma de decisiones. Las políticas contables de los segmentos son las mismas que se describen en el resumen de políticas de contabilidad significativas incluidas en la Nota 2.

El segmento "Suspensiones" incluye la venta de muelles multihoja y parabólicas, resortes, barras de torsión y barras estabilizadoras. El segmento "Frenos" incluye la venta de rotores, discos, tambores y mazas para sistemas de frenos. El Segmento "Otros" representa principalmente el activo por impuestos diferidos originado por el reconocimiento de las pérdidas fiscales consolidadas de SANLUIS, las otras inversiones en acciones y las operaciones discontinuadas.

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la subsidiaria localizada en Brasil representan el 15% de las ventas informadas.

Tres de los clientes de la compañía representaron el 79% y 81% de sus ventas netas durante los años terminados el 31 de diciembre de 2004 y de 2003, respectivamente. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,092,015,639	99.99	1,294,067	609,584
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	586,856
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	384,048,808	99.99	701,105	1,859,852
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,582,668**	**3,056,292**
ASOCIADAS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	61,354
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**8,495**	**61,354**
OTRAS INVERSIONES PERMANENTES					**2,632**
TOTAL					**3,120,278**

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
HSBC Bank plc.	20/09/2001		0	0	0	0	0	0	0	0	78,305	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	81,456	0
RCA (Reestructures Credit Ag	31/12/2008	5.99	0	0	0	0	0	0	45,791	0	0	235,584	280,457	314,112	1,520,778	0
Emisión de Obligaciones Nota	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	608,648
Comerica	27/06/2009	5.07	0	0	0	56,092	56,092	56,092	56,092	42,067	0	0	0	0	0	0
Préstamos Brasil	15/05/2008	12.00	0	0	0	0	0	0	0	0	0	1,523	27,009	655	182	0
TOTAL BANCARIOS			**0**	**0**	**0**	**56,092**	**56,092**	**56,092**	**101,883**	**42,067**	**78,305**	**237,107**	**307,466**	**314,767**	**1,602,416**	**608,648**
PROVEEDORES																
PROVEEDORES																
CIA. SIDERURGICA DE CALIFORN	01/04/2005		0	0	0	233,789	0	0	0	0	0	0	0	0	0	0
SUMITOMO CANADA LIMITED	11/03/2005		0	0	0	0	0	0	0	0	0	246,247	0	0	0	0
ACEROS VILLARES - BRASIL	14/01/2005		0	0	0	0	0	0	0	0	0	41,210	0	0	0	0
GERDAU - BRASIL	21/01/2005		0	0	0	0	0	0	0	0	0	23,099	0	0	0	0
STELCO INC.	01/04/2005		0	0	0	0	0	0	0	0	0	25,522	0	0	0	0
MONROE DE MEXICO, S.A.	28/01/2005		0	0	0	7,538	0	0	0	0	0	0	0	0	0	0
FLEXIBLE PRODUCTS CO.	28/01/2005		0	0	0	0	0	0	0	0	0	4,008	0	0	0	0
HYLSA PUEBLA S.A. de C.V.	30/01/2005		0	0	0	8,543	0	0	0	0	0	0	0	0	0	0
TIMKEN DE MEXICO, S.A. de C.	15/01/2005		0	0	0	6,373	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			54,551	0	0	102,019	0	0	0	0	0	102,123	0	0	0	0
TOTAL PROVEEDORES			**54,551**	**0**	**0**	**358,262**	**0**	**0**	**0**	**0**	**0**	**442,209**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS			232,006	0	0	238,738	3,267	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**232,006**	**0**	**0**	**238,738**	**3,267**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
TOTAL			286,557	0	0	653,092	59,359	56,092	101,883	42,067	78,305	679,316	307,466	314,767	1,602,416	608,648

OBSERVACIONES

Como se menciona en la nota 6 a los estados financieros, la compañía entró en un programa de reestructura la cual concluyó en diciembre 2002, dentro de la cual se incluyó un programa de Europapel Comercial por US$ 77.5 millones, donde se logró la aceptación del 75% de los tenedores, durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado, aceptaron hacerlo en los mismos términos y condiciones, este instrumento se considera a corto plazo por las características y condiciones de su emisión original, donde los plazos eran de 90 a 180 días, con cobro de intereses en forma anticipada, la deuda no reestructurada por $ 78,305 miles (US$ 7.0 millones) fue la parte de los tenedores que no se incorporaron a dicha reestructura.

Se incluyen los pasivos de los principales proveedores, considerando el saldo al 31 de diciembre de 2004, con vencimientos de acuerdo a las condiciones actuales con cada uno de ellos, haciéndose revolventes con el transcurso del tiempo, dependiendo del volumen de operaciones que mantengan las compañías del grupo.

El saldo de otros pasivos se integra principalmente por provisiones de gastos de operación, prestaciones al personal, prestación de servicios e intereses que se van devengando en el transcurso del tiempo, los cuales se van haciendo revolventes y son pagados conforme su exigibilidad la cual es muy variable, incluye Cupón Cero por $6,534 miles de pesos con vencimientos trimestrales.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**89,241**	**1,001,132**	**11,795**	**132,320**	**1,133,452**
PASIVO	**384,426**	**4,312,610**	**17,008**	**190,801**	**4,503,411**
CORTO PLAZO	108,743	1,219,912	17,008	190,801	1,410,713
LARGO PLAZO	275,683	3,092,698	0	0	3,092,698
SALDO NETO	**(295,185)**	**(3,311,478)**	**(5,213)**	**(58,481)**	**(3,369,959)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.2183 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.6536

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,453,303	4,679,722	3,226,419	0.62	20,004
FEBRERO	1,468,623	4,590,075	3,121,451	0.59	18,417
MARZO	1,479,861	4,518,761	3,038,900	0.33	10,028
ABRIL	1,750,435	5,127,222	3,376,787	0.15	5,065
MAYO	1,836,894	4,506,309	2,669,415	(0.25)	(6,674)
JUNIO	1,571,062	5,169,294	3,598,232	0.16	5,757
JULIO	1,676,029	4,837,730	3,161,702	0.26	8,220
AGOSTO	1,485,559	4,828,517	3,342,958	0.61	20,392
SEPTIEMBRE	1,590,855	4,871,692	3,280,836	0.82	26,903
OCTUBRE	1,514,364	4,806,178	3,291,814	0.69	22,714
NOVIEMBRE	1,737,616	5,000,500	3,262,885	0.85	27,735
DICIEMBRE	1,843,719	4,958,651	3,114,932	0.27	9,663
ACTUALIZACION:	0	0	0	0.00	4,441
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**172,665**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,265	81
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	4,758	75
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	86
RASSINI	FABRICACION Y VENTA DE BARRAS	3,694	68
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	95
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,500	77
BYPASA (1)	FABRICACION Y VENTA DE BUJES	38,500	78
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	50,000	97
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,900	93
RASSINI CHASSIS SYSTEM (1)	FABRICACION Y VENTA DE RESORTES	4,000	45

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
DIVISION AUTOPARTES					
SOLERA	CIA. SIDERURGICA DE CALIFORNI		NORAMBAR		51.00
	ACEROS VILLARES (BRASIL)		SLATER STEELS INC.		
	GERDAU (BRASIL)				
BARRA REDONDA	CIA. SIDERURGICA DE CALIFORNI		NORAMBAR		
	ACEROS VILLARES (BRASIL)		ASCOMETAL ALLEVARD		
	GERDAU (BRASIL)				
CHATARRA DE 1a. AUTOMOTRIZ	HYLSA PUEBLA				22.60
	MATERIALES SIDERURGICOS				

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **4** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES	9,444,356	3,102,289	1,375,071	309,390		RASSINI	ARMADORAS AUTC
(PZAS) BARRAS DE TORSION PIEDRAS N.	2,514,892	234,184	1,053,008	91,858		RASSINI	ARMADORAS AUTC
(PZAS) RESORTES HELICOIDALES	3,547,321	519,634	1,511,662	198,054		RASSINI	ARMADORAS AUTC
(PZAS) DISCOS TAMBORES, ROTORES	8,473,151	1,116,210	3,836,460	432,338		RASSINI	ARMADORAS AUTC
RASSINI FRENOS (TONS) BRASIL	56,146	786,590	53,684	928,042		RNA	
TOTAL		5,758,907		1,959,682			

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2004**
SANLUIS CORPORACION , S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES			9,479,390	3,334,538	E.U.A. Y CANADA	RASSINI	ARMADORAS AUT(
(PZAS) BARRAS DE TORSION PIEDRAS N.			1,464,627	178,769	E.U.A.	RASSINI	ARMADORAS AUT(
(PZAS) RESORTES HELICOIDALES			1,981,367	172,818	E.U.A.	RASSINI	ARMADORAS AUT(
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			4,636,691	1,042,879	E.U.A.	RASSINI	ARMADORAS AUT(
(TONS) BRASIL			2,082	34,344		RNA	ARMADORAS AUT(
TOTAL				4,763,348			

OBSERVACIONES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas vendidas en estos paises como nacionales y las realizadas fuera de estos como exportación.

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: 4 AÑO: **2004**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDADO

INFORMACION DICTAMINADA **Impresión Final**

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		11	147,762,156		147,762,156		14,250	
B		11	70,983,776			70,983,776	6,846	
C		11	70,983,776			70,983,776	6,846	
TOTAL			**289,729,708**	**0**	**147,762,156**	**141,967,552**	**27,942**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
289,729,708

PROPORCION DE ACCIONES POR :

CPO's : VER NOTAS
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

LAS ACCIONES DE LAS SERIES 'B' y 'C' NO COTIZAN INDIVIDUALMENTE, ESTAS SERII SE INTEGRAN EN 70,983,776 CPO'S LOS CUALES SE PODRAN IDENTIFICAR COMO CPO'S-BC Y COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' Y UNA 'C'.

LAS ACCIONES DE LA SERIE 'A' COTIZAN INDIVIDUALMENTE. LA TENENCIA DE DICHAS ACCIONES SE REALIZA A TRAVÉS DE "CPOs-A" QUE REPRESENTAN CADA UNO DE ELLOS l ACCIÓN "A".

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
INFORMACION DICTAMINADA **Impresión Final**

NINGUNO DE IMPORTANCIA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

INFORMACION DICTAMINADA **CONSOLIDADO**
Impresión Final

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.8884	2.6536
Tipo de cambio promedio	2.9074	2.9256

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.1998	11.2183
Tipo de cambio promedio	10.7884	11.2881

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de diciembre de 2004 y 2003 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importante.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** FECHA: 28/04/2005 12:55

SANLUIS CORPORACION , S. A. DE C. V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
DIRECCION DE INTERNET:	www.sanluisrassini.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO FISCAL:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** FECHA: 28/04/2005 12:55

SANLUIS CORPORACION , S. A. DE C. V.

FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE CONTROL DE GESTION
NOMBRE:	C.P. JUAN PABLO SANCHEZ KANTER
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jsanchez@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JUAN PABLO ROSAS PEREZ
DOMICILIO:	CAMPOS ELISEOS 345

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS FECHA: 28/04/2005 12:55

SANLUIS CORPORACION , S. A. DE C. V.

COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52795400
FAX:	52807614
E-MAIL:	jrosas@s-s.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ANTONIO OLIVO FARIAS
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	aolivo@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	CONTRALOR GENERAL
NOMBRE:	C.P. PABLO GOMEZ LOPEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	pgomezl@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS **FECHA : 28/04/2005** 12:55
SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION

CARGO : **PRESIDENTE**

NOMBRE : ANTONIO MADERO BRACHO

CARGO : **CONSEJERO(S) PROPIETARIO(S)**

NOMBRE : CARLOS AUTREY MAZA
NOMBRE : ENRIQUE BOURS MUÑOZ
NOMBRE : JAVIER BOURS CASTELO
NOMBRE : EMILIO CARRILLO GAMBOA
NOMBRE : ALFONSO CERVANTES RIBA
NOMBRE : JAVIER LOPEZ DE NIGRIS
NOMBRE : ANTONIO MADERO PINSON
NOMBRE : EUGENIO MADERO PINSON
NOMBRE : JAVIER PEREZ ROCHA
NOMBRE : FERNANDO QUIROZ ROBLES
NOMBRE : JAMES ROBERT JONES
NOMBRE : FERNANDO RUIZ SAHAGUN
NOMBRE : AGUSTIN SANTAMARINA VAZQUEZ
NOMBRE : NICOLAS ZAPATA CARDENAS

CARGO : **CONSEJERO(S) SUPLENTE(S)**

NOMBRE : FEDERICO DELGADO GARCIA GRANADOS
NOMBRE : MANUEL GALICIA ROMERO
NOMBRE : JUAN PABLO ROSAS PEREZ
NOMBRE : ALBERTO SAAVEDRA OLAVARRIETA
NOMBRE : ENRIQUE VILLASEÑOR EZCURDIA
NOMBRE : SERGIO MAURICIO VISINTINI FRESCHI
NOMBRE : JORGE YAÑEZ CERVANTES
NOMBRE : GUSTAVO ZENIZO GONZALEZ

CARGO : **COMISARIO(S) PROPIETARIO(S)**

NOMBRE : JAVIER SONI OCAMPO

CARGO : **COMISARIO(S) SUPLENTE(S)**

NOMBRE : GILDARDO LILI CAMACHO

CARGO : **SECRETARIO PROPIETARIO**

NOMBRE : GUSTAVO ZENIZO GONZALEZ

CARGO : **SECRETARIO SUPLENTE**

NOMBRE : JUAN PABLO ROSAS PEREZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO

C.P. JUAN PABLO SÁNCHEZ KANTER
DIRECTOR DE FINANZAS

MEXICO, D.F., A 28 DE ABRIL DE 2005

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
INFORMACION DICTAMINADA **Impresión Final**

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $380,986 EN 2004 Y $ 361,619 EN 2003 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción de 2003 no incluye la serie "D"
d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 36.0 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.